2 0 0 7  A N N U A L  R E P O R T

L E T T E R   F R O M   T H E   C H A I R M A N

Dear Shareholder,

At the end of my first year as Chairman serving your company, I can report that 2007 was a year of ongoing transition but with some key areas of consolidation and progress. We have started the transition to become a business with a revenue stream from our operation of the Cheal Field, but while our strategic intention remains clear and unchanged, it is as yet largely unfulfilled. We seek to grow sustainable value through the development and appraisal of known discoveries of oil, gas and condensates, and through focused, low risk exploration in the onshore Taranaki Basin, New Zealand and in the onshore, foreland basin of Papua New Guinea.

To meet that intent we still have a lot to do and 2008 becomes a critical year to see real delivery of value to patient shareholders. Management knows what is required to release value, as you can read in the following pages, and it is clear we have the assets in the portfolio today. So what we need to do is to execute a realistic, well managed plan.

The Cheal plant was commissioned in September - a world class facility that is the first in New Zealand to handle the difficult heavier crudes of the shallow reservoirs of the Taranaki. This crude type is increasingly in demand and a key ingredient of the New Zealand crude oil mix. At least 2 more wells will be drilled in 2008 to complete Phase 1 of the program and take production to between 1,000 and 1,400 bopd, below the 1,500-1,900 bopd we expected. Costs were much higher than expected and it took longer to complete the facilities than we hoped, and optimizing well production is ongoing. This performance is disappointing and there are major lessons in project management and growing into a production company, which have been learned for application into the future.

But as an offset, I am excited by the 10 or so prospects that the Cheal/Cardiff Area 3D seismic survey has identified and matured that we hope to commence drilling in the next 18 months. Based on direct analogy with the Cheal Field reservoir sands, it should be possible to significantly increase the oil reserves and production from the “greater Cheal area”. This uses and applies our new-found business experience and skills to maximum effect and offers real growth in the value of the company.

Other assets in Taranaki have been matured during 2007. Kahili-2 is drill-ready, and offers immediate production income as well as significant gas and condensate reserves. The gas plant is already in place and a gas contract available, such that if successful the well could be tied in and producing within weeks of completion. This well is also planned to be drilled in 2008 and offers good, instant cash flow and value to the company.

The deeper potential of the Taranaki is also in the process of being further evaluated with an extended test of the Cardiff 2A-ST, a well that was drilled back in 2005. We applied deep fracturing to the reservoir in an attempt to release the gas/condensates from the extremely low permeability seen in these sands. A drilling rig has been used to reenter the well and has cleaned and prepared the well bore for long term testing and gathering of data such that further work can be undertaken to see if commercial production can be sustained.

Looking further ahead I am encouraged by the commercialization potential that is emerging in PNG. The Stanley discovery in PRL 4 has been brought to a development decision, with the ability to supply the nearby Ok Tedi gold mine with power. Similarly in PPL 235 there have been detailed discussions with potential buyers of long term gas supplies, at Alcan in Australia for aluminium smelting and with LNG developers to provide gas to SE Asia. I believe it is vital to secure commercial commitments ahead of drilling wells to delineate known, large gas discoveries such as Douglas.

My letter serves to summarise the potential value

that sits inside the portfolio today. The challenge is to invest for the future but at the same time deliver value to shareholders today. While we have started a revenue stream, the delays to completion of the plant and wells mean that we have a lower cash flow position than we would have liked. Our debt, at around US$18million, is manageable but it leaves us unable to do all the things we would like to do today. This requires focus, ruthless highgrading of our assets, and strict control of costs. The board and management are working closely together to deliver the best solutions for shareholders and in this regard the board implemented 2 private placements of US$10 million in September and a further US$15 million in December to improve the financial platform of the company and deliver the Cheal project and other activities. With further success at greater Cheal, Cardiff, Kahili and PNG, the company will need further funds to bring those developments to sustainable production. This will be achieved by a combination of non recourse debt financing, permit farm-outs or sales, and issuing equity, based on strong financial oversight for value investment.

In May 2007 we appointed a new CEO, Thom Jewell, following the departure of Rick Webber. Thom brings considerable international experience in the industry and is extremely well qualified to lead Austral into the future. Thom has made changes in the management team as he focuses on the skills needed to own and deliver the business strategy and unlock the value in the asset base. His leadership together with board oversight are key ingredients for the future success of the company.

I would like to take the opportunity to thank the staff of the company for all their effort this past year, without that effort we would not be able to look forward to the future value that sits before us, and this thanks goes to everyone associated with the company. I would also like to thank the entire board for their input, insights and energy this past year. We have had a tough year but seen the company come through and now ready to deliver an exciting future.

2008 will be a watershed year for the company, as we grow value on the back of our Cheal project.

DR. PETER HILL Chairman of Austral Pacific

C H I E F E X E C U T I V E ’ S R E V I E W

2007 was a year of transition for everyone involved with Austral Pacific, but it was also a year of accomplishment and growth, as we achieved a number of our primary objectives and positioned the company for the future.

THOMPSON JEWELL President and CEO of Austral Pacific

As you recall, the board of directors of Austral Pacific made the decision in late 2006 to progress the company from a pure exploration company to a true, full-cycle production company with the capability to fully exploit oil and gas discoveries. Under this expanded business strategy, Austral Pacific is rapidly building its capacity to manage the value chain from exploration success through appraisal to design, fabrication and operating field development projects. This allows us to accelerate the growth of a value based company by adding reserves, increasing production and building true shareholder value. This move was particularly timely given the current high commodity prices, driven by increasing global demand for crude oil and the company’s advantageous position of having contracts in place for supply of natural gas to the local market.

Our accomplishments in 2007 include:

•	Installation and commissioning of the state of the art oil processing facilities at Cheal;

•	Permanent connections of the A3X, A4, B1, B2 and B3 wells to the production facilities;

•	Completion of a successful field development plan at Stanley in PNG;

•	Initiation of production testing at Cardiff; and

•	Completion of marketing arrangements for Cheal crude.

Equally as important as the production at Cheal are the oil reserves that have been confirmed as proven developed as a result of the completion of the production facilities. As of December 31, 2007, we had transferred 671 mboe (thousands of barrels of oil equivalent*, net after production) of 1P reserves from proven undeveloped to proven developed, to give a total 1P reserve of 1.086 mmboe (millions of barrels of oil equivalent), and we carry an additional 934 mboe of 2P reserves for a total of 2.020 mmboe net to the Company. The Independent Reserves Evaluator’s report prepared by Sproule gave a before tax NPV10 value of US$72.25 million for our 2P reserves; a significant increase on last year’s report.

The company continues to look for viable acquisition targets and consummated one such project in late 2007 with the acquisition of an additional interest in the Cardiff permit. A number of other opportunities were run through the evaluation process but failed to meet the company thresholds and were rejected.

These accomplishments are the foundation for continued growth in 2008 and beyond. Our objectives for 2008 include the ongoing development of the Cheal oil field which will have an immediate impact on production and resulting cash flow. We will continue our appraisal program at Cardiff, bring Kahili into production and progress the Papua New Guinea assets toward a commercial realization.

Our goals for the coming year are ambitious but I believe we now have both the properties and the organization to realize these goals.

We have also developed a board of directors with a wealth of valuable experience and depth. I feel confident that the board is fully capable of providing the management team with insight and guidance as we continue our efforts to grow Austral Pacific with complete transparency and accountability for our shareholders.

CHEAL FIELD

Construction of the Cheal Oil Field production station, which began in the third quarter of 2006, was completed and commissioned in the third quarter of 2007. First oil was produced through the facility in September of 2007, following certification and was formally opened on October 8, 2007.

This is a significant step in the development of the Cheal Oil Field, as it allows us to process our own oil and creates the option to deliver to the export market either by truck or by 3rd party pipeline thereby realizing better net pricing for our crude. We took advantage of an option in the design phase that allowed the facility to economically handle incremental production. As a result, additional anticipated reserves and production can be efficiently processed through the existing facilities.

Initial production going to the station came from wells located at the Cheal A site. Three additional wells located at the Cheal B site were brought into production in December of 2007, following the completion of pipeline tie-ins connecting the Cheal B site with the production facility. An early field well, the A1, that encountered poor quality sand development in the primary reservoir target has been recompleted in the Urenui (shallower productive reservoir) and will begin production in February/March of 2008. This well is anticipated to add incremental bookable reserves once on stream.

We have completed the design and expect to drill and connect at least two additional new wells in 2008. We are also considering converting one of the unsuccessful exploration wells to a water injection well. We estimate that the addition of these wells will increase our production to between 1,000 and 1,400 barrels per day. This is below the production levels we anticipated when we first designed the field program and is disappointing, and a real lesson to us all. It is the result of drilling fewer wells than planned in Phase 1, low production rates from two of the wells, and learning to handle these heavier crudes through the plant. Such experience is vital to us as the industry learns to optimize these new reservoirs and crudes.

Also planned for the longer term are step-out wells that could significantly increase the reserve base and production from the “Greater Cheal” area. These well locations have been selected based on the existing 3D seismic survey. Appraisal and development of the “Greater Cheal” asset could require more than 20 wells in due course. Austral Pacific is the operator of the Cheal Field on behalf of the joint venture and we hold a 69.5% beneficial interest in the field.

KAHILI GAS FIELD

Initial production of natural gas from the Kahili Field was suspended in November 2004 due to increased water flow in the Kahili-1 well. Analysis of the seismic data from the field combined with the initial penetrations has established that the crest of the structure is approximately 140 meters higher and 500 meters displaced from the original well bore. Directional drilling technology will allow us to drill Kahili-2 from the same surface location, tie back to existing production facilities and produce into an existing gas sales contract. Subject to financing, this well is expected to be drilled in the first half of 2008 and tied back within a month of completion. The field well is capable of delivering some 8-10mmscf/day and 250 barrels of condensate /day.

Austral Pacific has an 85% working interest in the field.

Our objectives for 2008 include the ongoing development of the Cheal oil field which will have an immediate impact on production and resulting cash flow. We will continue our appraisal program at Cardiff, bring Kahili into production and progress the Papua New Guinea assets toward a commercial realization.

CARDIFF PROJECT

The deep gas potential of the onshore Taranaki Basin is under-explored, with only 41 exploration wells to date in the entire basin. 18 of these have been successful tests with five resulting in producing fields. Most of the current onshore natural gas production comes from the Kapuni gas field located a few kilometers to the southwest of our acreage. There is significant oil and gas potential for Austral Pacific due to our superior acreage holdings located in the primary fairway of the basin.

Field operations began on the workover of the Cardiff-2A discovery well in August 2007 and a drilling rig was mobilized to the site in November of 2007. The well preparation work was completed in December and testing of the K3E reservoir began in February. The initial testing has started and yielded completion fluids and some small amounts of gas. The reservoir pressure is lower than expected, indicating damage caused by the earlier drilling phase. The well is currently shut in for pressure measurement. Further testing of unperforated intervals may be pusued depending on analysis of the results gathered to date. This is an important component in the continuing evaluation and appraisal of the field’s potential. At year’s end, no reserves had been assigned to the field.

PAPUA NEW GUINEA

The Company has significant acreage positions in the Stanley Field (PRL4), PRL 5, PPL 261 and Douglas (PPL 235).The Stanley permit is expected to be commercialized in the next six to twelve months through an agreement with PNGSEL to supply gas to fuel power generation for the OK Tedi mine. An appraisal seismic program acquired at year end 2007 has increased the size and decreased the risk associated with the Stanley field. A production test of the Stanley discovery well is planned for mid 2008. As at the date of writing, the company has conditional agreement to monetize its investment in PRL’s 4 and 5 by sale to another joint venture participant.

Planning continues in the non-operated PPL 235 permit that contains the Douglas gas discovery and the PukPuk prospect. The permit is likely to have sufficient resource potential to meet the energy needs of the world scale Alcan Aluminum smelter at Gove. This and a number of other commercialization options involving mini LNG production and sale in SE Asia are being evaluated.

In summary, the company retains a strong asset base and a team focused on the fundamentals of the business and dedicated to bringing the projects to conclusion. I am looking forward to an active and successful year for Austral Pacific Energy where the emphasis will be on operating efficiency at Cheal, managing costs, and growing the value of the asset base through wells on the Cheal upside, Kahili, and commercialization in PNG.

*

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

MANAGEMENT’S DISCUSSION
& ANALYSIS

CONSOLIDATED FINANCIAL
STATEMENTS

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management Discussion & Analysis (MD&A) is management’s view of the Company’s operating and financial data for 2007 and 2006, as well as forward-looking operations and financial estimates.

Actual results will vary from the estimates and the variations may be significant. The risks, uncertainties and other factors that could influence actual results are described under the heading “Business Risks and Uncertainties” below. This discussion is dated March 28, 2008 and should be read in conjunction with the Company’s audited consolidated Financial Statements for the years ended December 31, 2007 and 2006.

The MD&A is presented in seven sections:

•	‘Business Description and Strategy’ provides a description of the Company’s operations and strategies;

•	‘Operational and Financial Highlights’ provides a summary of the operations review and financial statement analysis;

•

‘Detailed Financial Analysis’ provides a detailed analysis of the Company’s financial performance by focussing on the income statement, balance sheet and the statement of cash flows that are included within the audited financial statements;

•	‘Selected Quarterly Information’ provides the Company’s key results such as sales and net earnings on a quarterly basis;

•	‘Outlook for 2008’ provides an overview of various projects that the Company is likely to progress in the coming year;

•

‘Critical Accounting Estimates’ provides a discussion of the more significant accounting policies. These are intended to assist investors’ understanding regarding the sensitivity of reported financial results to the methods, assumptions and estimates that underlie the preparation of the financial statements in accordance with generally accepted accounting principles; and

•	‘Business Risks and Uncertainties’ provides a discussion of the various business risks that the Company is exposed to and the measures it follows to mitigate these risks.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR, the Canadian securities regulatory administrators’ website, at www.SEDAR.com, or from the Company’s website at www.austral-pacific.com, or will be promptly provided by the Company on request (to security holders without charge). Requests may be made by email, fax, mail or phone, to the Secretary of the Company at the addresses specified in the Company’s Annual Report of which this MD&A forms a part.

Business Description and Strategy

The Company is engaged in oil and gas exploration and production in New Zealand and exploration only in Papua New Guinea.

The Company has an inventory of rapidly maturing projects, which management characterises into four broad functional categories.

Development Assets

•

Austral is currently optimising the development of the current Cheal 2P reserves of 2.906 million Boe (100%) through a full-cycle field and operations approach. In addition, an additional two wells are planned in Q2 2008 with a view to increasing the fields reserves and achieving daily production rates of between 1,000 and 1,400 bbls/day; and

•

Subject to securing a farm-in participant or funding, the Company intends to drill the Kahili-2 well 140 meters updip and in the same structure as the original Kahili-1 well, which previously produced for a short period. If successful, Kahili Gas/Condensate could come back on-stream relatively quickly because of existing infrastructure including a small gas treatment plant.

Appraisal Activities

•

Management believes that there are additional hydrocarbon resources contained in the Cheal and Greater Cheal production and exploration permits and will seek funding to drill several potential targets past the existing NW trending fault enclosure of the currently producing Cheal Development;

•	The Company is completing the Cardiff 2A ST1 well work-over and flow testing; and

•	The Company will continue to evaluate the Cardiff gas field discovery well and to prepare a field development plan on the basis of this work.

Exploration Opportunities

•	The exploration team is also pursuing geological and geophysical studies to identify, mature and high grade, high impact, drillable prospects within the Company’s prospect inventory;

•

It will enter into joint venture arrangements to spread risk and maximise participation in a number of permits, including a joint operations development of the D’Urville Island permit (PEP 38524) into a significant long term project during 2008;

•	The Company will continue with grassroots exploration seismic and drilling programs, funding permitting; and

•	It will seek to acquire suitable additional permit acreage.

Acquisition and Divestment

•

The Company will seek to identify and pursue merger or acquisition targets that will consolidate its position in the near term and cash flow opportunities that have identifiable synergies with existing projects;

•	Management continued to high-grade the portfolio and will divest projects that do not meet its technical, commercial or strategic thresholds; and

•	The Company will, where funding permits, acquire and develop longer term opportunities that have the potential to become significant assets for the Company;

Underpinning these functional categories are the twin philosophies of:

Positioning

•	Acquiring and developing longer term opportunities that have the potential to become legacy assets for the Company; and

Delivery

•	Planning and delivering projects safely, on time and on budget;

•	Maintaining an integrated strategic, financial and operations plan to position the

Company for growth; and

•	Maintaining an appropriate staff of highly competent, project-focussed professionals.

In meeting its long term strategy to create shareholder wealth, the Company’s management is committed to ensuring that the planning, positioning and execution of its technical and financial opportunities is conducted under the umbrella of high standards of corporate governance practices. Management understands that good corporate governance is in the best interests of shareholders and other stakeholders. The Company’s corporate governance policies can be viewed on our website at www.austral-pacific.com

In addition, the Company’s management is committed to conducting the Company’s activities in an environmentally responsible manner, and protecting the health and safety of its employees and the public wherever it operates. During 2007, the emphasis of health and safety has changed from a project focus to include a continuous operations focus, especially in respect of the Cheal operations. Management believes that it is in the best interests of shareholders and stakeholders to successfully deliver growth and a competitive return alongside a commitment to the environment to the communities where the Company operates and to the Company’s employees. It is a condition of employment that personnel work safely and in accordance with established regulations and procedures. Management strives to improve areas of environmental, health and safety performance by working with its employees, local communities and authorities.

Operational and Financial Highlights (All U.S. dollars)

The Company’s operating and financial highlights for the year ended December 31, 2007 included the following:

•	Completing and commissioning permanent production facilities for the Cheal field;

•	Acquiring an increased interest in the Cardiff field, by purchasing International Resource Management Corporation Limited (IRM);

•	Implementing significant organisational changes, including the appointment of a new CEO and CFO; and

•	Placement of US$15.5 million (in cash and assets) of preferred and common shares during the year.

Subsequent to year end, the Company announced:

•	The conditional sale of its PNG Stanley (PRL 4) and PRL 5 assets for $3.5 million;

•	The placement of 12,500,000 shares at $1.20 (together with a 1:1 warrant) issued in February 2008; and

•	A renegotiation and restructuring of the terms of its loan facility with Investec Bank (Australia) Limited.

YEAR ENDED DECEMBER 31	2007 US$ (AUDITED)	2006 US$ (AUDITED)	2005 US$ (AUDITED)

Oil and gas sales	7,342,678	911,931	1,779,454
Total expenses	(29,959,281)	(15,758,805)	(9,109,897)
Net earnings	(22,030,249)	(13,406,828)	(5,767,933)
Per share (basic)	(0.74)	(0.57)	(0.30)
Per share (diluted)	(0.74)	(0.57)	(0.30)
Current assets	19,003,104	9,749,282	16,778,758
Non current assets	43,728,956	26,244,389	3,597,147

Oil and gas capital expenditures	25,228,873	19,598,745	6,119,897
Current liabilities	48,985,852	11,229,569	1,941,606
Non Current liabilities	17,036,310	12,668,342	1,592,871
Shareholders’ equity	(3,290,102)	12,095,760	16,841,428

Detailed Financial Analysis (All U.S. dollars)

Production

The Company’s net production in 2007 (all from Cheal) was 92,299 barrels – an overall increase of 77,152 barrels from the 2006 year. A summary of production is as follows:

	YEAR ENDED DECEMBER 31, 2007		YEAR ENDED DECEMBER 31, 2006

	Oil & Liquids (bbls)	Natural Gas (mscf)	Oil & Liquids (bbls)	Natural Gas (mscf)

New Zealand	92,299	75,452	15,147	Nil

Construction of the Cheal Oil Field production station at the Cheal A site commenced in Q3 2006 and was completed in Q3 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the production station in September 2007. The production station is now fully certified and was formally opened on October 8, 2007. Three further Cheal wells (Cheal-B1, B2 and B3) were brought into production in December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B site with the production facilities at the Cheal A site.

The oil produced at the Cheal Oil Field was transported to the Waihapa Production Station where it was sold to Swift Energy NZ Ltd (with some minor volumes sold directly to Shell NZ Limited). Gas produced in association with crude oil production was used to generate electricity for on-site use with the excess electricity sold into the local grid. The export of gas via a pipeline to the Waihapa Production Station commenced in December 2007.

Since commissioning, a three-pronged focus had been progressed. Firstly additional effort has been deployed to bring the existing wells to their full production capability through well bore optimization; secondly planning has been progressed for the drilling of additional wells; and thirdly the production operations are being streamlined to reduce the operating costs.

Current production of oil varies between 500-700 barrels per day (100%) from Cheal A and B sites. The drilling of two new wells at Cheal A, planned for Q2 2008, is expected to further increase total production.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5% beneficial interest in the Cheal Oil Field. An independent report by Sproule International Ltd dated December 31, 2007, estimates 100% of 2P (proved and probable) reserves in Cheal to be 2.9 million BOEs and 3P (proved, probable and possible) to be 4.2 million BOEs. This equates to the 2006 reserves less 2007 production.

In addition, Cheal A1 has been recompleted in the shallower Urenui formation and tied into the facilities. Once the well flow stabilizes, additional incremental reserves from this secondary reservoir target can be calculated and added to the current field reserve base.

The Company has not had any significant gas production since November 2004 when the Kahili-1A well ceased production. Gas production in 2007 was largely used for on site use (electricity) generation. Gas sales re-commenced in December 2007 from the Cheal field at approximately 200 mscf per day.

Oil and Gas Revenue

Oil sales increased to $7,336,906 from $911,931 in 2006. The increase was attributable to higher prices together with increased production volumes as a result of Cheal being commissioned and commencing permanent production. The average sales price per barrel increased from $60.21 in 2006 to $80.33 in 2007. The realised hedge losses of $1,030,926 reduces the average sale price of $80.33 to $69.04 per barrel.

Of the $5,772 gas revenue earned in 2007, $4,710 was sold and delivered under the Gas Prepayment Agreements reducing the prepaid gas revenue liability in the balance sheet by the same amount.

Total Expenses

The significant increase of $14,200,476 in Total Expenses compared to 2006 reflects in large part the Company moving into the first year of permanent Cheal production and the costs attributable to the financing of that investment.

Large contributors to the production related increase were production costs ($2,482,553) and depletion ($4,030,899). Production costs reflect the operations of the Cheal production facility, together with transportation and other selling costs of Cheal oil. Depletion increased as a result of the significant increase in production from Cheal, together with the capital cost associated with the construction and commissioning of the Cheal field and facilities.

Allied to the financing of the Cheal project, are Interest Expenses which increased by $4,089,696 (the full year of interest costs of the Investec loan facility $1,190,946 [2006: $42,204 from mid -December]) plus the write down of all loan expenses due ($2,718,732) to the loan being reclassified as current in 2007 - see the Debt section below. The unrealised losses associated with forward oil sales contracts entered into in connection with the Investec loan facility increased by $6,841,841 on the back of higher international oil prices.

Also a factor in the increase in Total Expenses has been the increase in General and Administrative Expense of $3,029,356. Of that, staff related costs increased by $1,254,010 in 2007. Throughout the year the personnel resource was strengthened by the recruitment of technical and administrative staff to enable the Company to be better placed to maximise the value of its permits and create shareholder value. The other main area of increase was consulting fees which increased by $1,130,495. Consultancy charges are incurred for technical expertise with a proportion of this subsequently recovered from other joint venture parties. In addition, the Company pursued a number of both operating governance initiatives related to both its ability to operate a facility such as Cheal and also financial initiatives such as preparation for Sarbanes Oxley compliance. Also during the year there were several strategic commercial initiatives which incurred advisor fees.

Offsetting the increase was the reduction attributed to Oil and Gas Exploration Expenditure. The $3,228,674 spent in 2007 has reduced from $8,171,981 in 2006. In 2007, exploration effort has been principally directed to the acquisition of 2D seismic in the PNG Stanley permit (PRL4), finalisation of costs associated with the Ratanui dry hole, inventory for a planned Kahili 2 well later in 2008, and preparatory costs in advance of the Cardiff workover. The expenses incurred in the Cardiff permit, for the workover activity preparatory to a flow test in Q1 2008, are not included in exploration expenditure but have been capitalised pending the results.

In 2006, the main impact on exploration expenditure was the adoption of the successful efforts accounting policy. The exploration expense written off included all Papua New Guinea accumulated exploration expenses and New Zealand accumulated exploration expenses other than for Cheal.

Net Loss for the Year

The net loss for 2007 was $22,030,249 which was an increase of $8,623,421 from 2006 when the loss was $13,406,828

Net loss per share (basic and diluted) was $0.74 in 2007 compared to $0.57 in 2006.

Cash Flow from Operations

Operating cash flows before financing and investing were -$3,631,905 in 2007 compared to -$8,209,063 in 2006. The improvement is mainly driven through the net revenue produced by Cheal (after derivative losses) and reduced expenditure on exploration in 2007, offset by the production and interest costs associated with Cheal and higher general and administrative expenses.

Capital Expenditure

In 2007 the capital investment of $25,228,873 in oil and gas properties was in 3 key areas:

•	Capital expenditure on the Cheal wells and facilities of $15,519,974;

•	Capitalisation of $1,711,070 of Cardiff costs in relation to the workover of the Cardiff-2A ST1 well; and

•

The purchase of IRM oil and gas properties for $7,663,330 (gross), increasing Austral’s interest in the Cardiff permit by a further 19.8% to 44.9%. See Note 5(a) in the Consolidated Financial Statements for further details.

Debt

In order to complete the development of the Cheal field (including the acquisition of Arrowhead), the Company put into place a project loan facility in December 2006. The total amount raised was $23,000,000 of which $15,738,000 was drawn down as at 31 December 2006 (including $3,000,000 which remains held in a restricted bank account as part of the security arrangements supporting the facility). The remaining $7,262,000 was drawn down in three instalments during 2007. Repayments made, in accordance with the schedule, during 2007 totalled $4,350,000. The balance outstanding under the facility at December 31, 2007 was $18,650,000.

The Company is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. Accordingly the loan facility and hedging arrangements have been disclosed as current liabilities.

The Company and Investec have agreed to restructure the facility, with the key financial terms requiring a principal payment of US$4,200,000 on March 31 2008 (reflecting the scheduled US$2,200,000 due; with the further US$2,000,000 paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition, a further US$3,500,000 will be paid on completion of the announced sale of the PNG PRL 4 and 5 assets (to be applied as $2,050,000 against the June 30 scheduled principal due; and the balance of US$1,450,000 million applied in inverse order of maturity). The interest rate margin will increase by an additional 2% on the total principal outstanding for the period January 31 to June 30, 2008 inclusive. In addition Investec will be issued with shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

Liquidity and Capital Resources (Current Assets and Current Liabilities)

As at December 31, 2007, the Company had a working capital (current assets less current liabilities) deficit of $29,982,748 compared to a deficit of $1,480,287 in 2006, a decrease in working capital of $28,502,461.

Current assets were $19,003,004, including cash on hand of $9,019,812 (mainly equity placement funds) and accounts receivable of $5,689,279 (principally crude oil debtors and advances to joint ventures). The current liabilities were $48,985,852 – of significance are:

•	Accounts payable of $11,226,465, consisting mainly of trade and sundry creditors ($7,588,780) and final payment for the IRM acquisition ($3,100,800 on January 25, 2008);

•	Net cash in advance being equity placement funds pending share issue ($9,679,614). The shares were issued on February 28, 2008);

•	Oil hedges ($7,753,311) classified as a current liability because of the Investec loan covenant breach; and

•	The Investec loan facility ($18,650,000) classified as a current liability because of the loan covenant breach.

Such a position raises questions as to Austral’s capability to continue as a going concern. Management’s plans for securing sufficient sources of liquidity include the following:

•	Completion of the private placement on February 28, 2008;

•	The conditional sale of the Company’s interests in the PNG Stanley (PRL 4) and PRL 5 assets for US$3,500,000;

•

Rectifying the Company’s covenant breaches relating to its loan facility with Investec. An element in rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the loan facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios; and

•	Further capital raisings or sale from the Company’s asset portfolio.

Non-Current Assets

The non-current assets, increased from $26,244,389 in 2006 to $43,728,956 – an increase reflecting the Capital Expenditure described above less depletion in 2007. This balance consists principally of the investment in Cheal (the facilities, including associated plant and equipment plus the Arrowhead acquisition from 2006) at $31,014,208 plus the net acquisition cost of IRM (Cardiff interest) $7,663,330 and the costs associated with the Cardiff workover at December 31, 2007 ($1,711,070).

Non-Current Liabilities

Non-current liabilities have increased from $12,668,342 in 2006 to $17,036,310 in 2007. The long term debt of $9,282,806 now reflects the preferred shares issued in 2007 (in 2006 non-current liabilities included the Investec loan facility of $6,662,834 which is now being classified as a current liability). Otherwise the main change has been to recognise an additional deferred tax provision of $1,774,006 arising from the IRM acquisition.

Shareholders’ Equity

The decrease in Shareholders’ equity of $15,385,862 (from $12,095,760 in 2006 to -$3,290,102 in 2007) is attributable to the Net Loss of $22,030,249 largely offset by capital raised in 2007 of $5,490,745. At December 31, 2007 the initial net proceeds received of $9,679,614 from the common stock placement of $15,000,000 were held on the balance sheet as ‘net cash in advance’ pending final approvals from the regulatory authorities. All funds were received in mid February with final approval received and shares issued on February 28, 2008.

Subsidiary Restrictions

Under the Investec loan facility, certain of the Company’s subsidiaries are restricted from transferring funds to the Company until after the Completion Date under that facility agreement, and after that, only where permitted by the covenants of the facility. As those subsidiaries are the group’s only recipients of production revenue at this time, in some circumstances these restrictions may be considered to impair the Company’s ability to meet its obligations. However, management also uses equity raising, farm-out of permit interest (divestment of part of a permit in exchange for a proportionally larger contribution to the project), project financing, and reduction or deferral of commitments to meet or manage the Company’s obligations, and does not anticipate that the restrictions on the distribution of Cheal project revenue will materially affect the Company’s ability to meet the obligations to which it commits.

Contractual Obligations

As at year-end 2007, the Company had various commitments and obligations. These were largely in respect to permit work programme obligations and the Company’s share of approved joint venture expenditures. The Company also has obligations in respect to two prepaid gas agreements the first of which was entered into by Austral in 2003, and the second as a result of the purchase of Arrowhead Energy Limited in December 2006. These agreements are explained in detail in Note 19 in the Consolidated Financial Statements.

A summary of the Company’s obligations is set out in following table:

2007	Payments Due by Period $

Contractual and other obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Operating Leases	603,604	148,158	295,897	159,549	—

Joint Operations Commitments (1)	11,253,836	11,253,836	—	—	—

Total Contractual Obligations	11,857,440	11,401,994	295,897	159,549	—

(1) The joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

The Company has not entered into any off-balance sheet arrangements that would adversely impact on the Company’s financial position or results of operations.

Potential Legal Proceedings

There are no material formal legal proceedings to which the Company is subject, nor are there any legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Company nor has a material interest adverse to the Company.

However, there are disputes and claims in existence involving the Company. These include claims made by Austral against third parties and by third parties against Austral. Some of these disputes and claims may result in litigation. As at February 29, 2008, these are:

•

Cheal Royalty: A dispute regarding the terms of a royalty payment required to be paid by the Company in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $436,500. The company is in the process of seeking legal advice regarding the claim and is also in discussion with the party entitled to receive the royalty payment about the terms of the arrangement;

•

Cheal Project: A number of interrelated claims and issues with TAG Oil (NZ) Limited (“TAG”) concerning the Cheal shallow joint operations and the development of the Cheal production facility. The Company is seeking legal advice to enforce the payment by TAG of its share of outstanding capital expenditure for completion of the production facility (amounting to approximately NZ$500,000($388,000)) and also payment of TAG’s share of operating expenditure for operation of the facility for 2008. TAG has written to the Company alleging the Company is liable for compensation to TAG in the amount of approximately NZ$7.78m (US$6.03m). The Company refutes the requirement to pay compensation to TAG and has received legal advice supporting the Company’s position; and

•

Douglas Permit: A dispute with Rift Oil regarding the performance of Rift as operator for the PPL 235 license in Papua New Guinea in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program and the way the joint operations should give effect to the requirements. The Company is in the process of discussing its concerns with Rift, seeking clarification of circumstances and endeavouring to negotiate a resolution of its concerns with the operator. The Company has obtained legal advice supporting its position and, should a satisfactory resolution not be possible in discussion with the operator, the Company will be reviewing its legal options. Rift has commenced preparation for the drilling of a well and has cash called the Company share of that cost. The Company has rejected the validity of the cash call and Rift has now issued a notice of default. Legal advice received by the Company has challenged the validity of the cash call and the notice of default. The Company is, in parallel with pursuing its legal remedies, endeavouring to resolve the issues with its joint operations party by discussion and agreement.

Internal Control over Financial Reporting

The change in both the CFO and Financial Controller in 2007 (including the absence of a permanent CFO between mid February and mid June 2007 inclusive) had the capability to materially affect the Company’s internal control over financial reporting. In response the Company sought accounting advice from an independent major accounting firm to assist in the interpretation and application of Canadian and US accounting standards. However experience with both Canadian and US GAAP is limited in the NZ environment. Several audit adjustments did arise. However controls over basic processing and transactional accounting functions were not compromised.

Related Party Information

All related party transactions in 2007 were in the normal course of operations.

Details of the transactions are:

•	Directors received a total remuneration of $159,705 during 2007 (2006: $124,000; 2005: $57,721);

•	The Company paid a former CEO (and Director) $54,000 during 2007 (2006: $nil) for the cancellation of options granted under a consultancy agreement which was terminated;

•	The Company incurred costs of $3,000 (2006: $54,923) on behalf of a Director providing consultancy services to the Company; and

•	The Company paid a law firm, in which a Director is a Partner, $175,740 for legal and directorial services (2006: $42,538; 2005: $66,470).

Selected Quarterly Information (All U.S. dollars)

		Net Revenue Less Production Costs	Net (loss)/profit for the period	Net (loss)/profit per share basic	Net (loss)/profit per share diluted

2007
First quarter		360,425	(2,224,131)	(0.08)	(0.08)
Second quarter		1,014,501	(3,243,512)	(0.11)	(0.11)
Third quarter		1,179,525	(3,636,895)	(0.12)	(0.12)
Fourth quarter		400,524	(12,925,711)	(0.43)	(0.43)

		2,954,975	(22,030,249)	(0.74)	(0.74)

2006
First quarter	(1)	2,230	(2,291,435)	(0.10)	(0.10)
Second quarter	(1)	(3,012)	(21,129)	0.00	0.00
Third quarter	(1)	311,680	346,828	0.02	0.02
Fourth quarter	(1)	74,687	(11,441,092)	(0.49)	(0.49)

		385,585	(13,406,828)	(0.57)	(0.57)

Due to net losses incurred during 2006 and 2007, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

Quarter Ended December 31, 2007

The Company’s share of production from Cheal has generated revenue of $2,467,278 for the quarter ended December 31, 2007. Other significant revenue comprises joint venture recoveries and interest which totaled $620,239 for the quarter.

For the quarter ended December 31, 2007, the Company incurred a net loss of $12,925,711 compared to a net loss of $11,441,092 for the quarter ended December 31, 2006. The increased loss for the December 31, 2007 quarter of $1,484,619 was primarily attributable to:

•

In December 2006 the Company entered into a number of put options and forward sales contracts for the future sale of crude oil from the Cheal field. The fair value of the derivatives had decreased for the period ended December 31 2007 resulting in a net loss of $4,493,659;

•	Increase in depletion expenses of $2,288,342 due to permanent production of oil from the Cheal field;

•

Increase in general and administrative expenses of $2,066,518. This was primarily related to higher staffing levels and insurance. The Company has increased the number of staff within the last 12 months to enable it to dedicate sufficient resources to operational and administrative activities in order to implement the Company strategy; and

•

Increase in interest expense of $2,175,141. This is the result of the full year effect of the Company drawing down a loan facility from Investec Bank (Australia) Ltd on December 22, 2006 and also the expensing in 2007 of all fees associated with the facility due to breaches in loan covenants;

offset by;

•	Exchange loss of $91,961 relative to the December 31, 2006 exchange loss of $2,155,964;

•	The impact of a net production increase (sales less royalties and production costs) of $1,704,641; and

•	Decrease in oil and gas exploration expenditure of $6,383,388 due to the adoption of the successful efforts accounting method in December 2006.

Outlook for 2008

Where 2006 was a year of preparation, and 2007 was a year of delivery, 2008 will be a year of consolidation to secure the financial future of the Company. The successful execution of our strategy in 2008 will require the Company to:

•	Manage the Investec loan facility to reach, as soon as practical, Cheal project completion as defined by the agreement;

•	Implement further incremental production from the Cheal field and grow existing production capability;

•	Deliver a programme for the exploration and exploitation of the Mt Messenger formation in the greater Cheal area;

•	Seek further capital injection to ensure a stable financial platform for the Company to develop Cheal and fund its appraisal activities and exploration opportunities;

•	Secure a definitive test on the K3E zone, and if successful, prepare plans for the immediate development of the Cardiff field; and

•	Actively promote monetisation of assets through activities such as drilling and producing from Kahili-2 and divestment of the PNG Stanley (PRL 4) and PRL 5 assets.

A number of these programmes have not received joint venture approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

The Company’s plan for 2008 is to rationalise its operating and capital expenditure programme to ensure it can sustain and improve production at Cheal and meet its commitments in other permits.

Broadly, the Company’s financial strategy is to build its ability to be self funding through increasing production revenues at Cheal and Kahili and as required fund its capital and exploration expenditure program and any potential acquisitions by a mix of:

•	Farm-out of equity in a permit;

•	Rationalisation and, if appropriate, monetisation of current portfolio assets;

•	Reinvesting any surplus funds from operations;

•	Using existing cash resources;

•	Project debt financing; and

•	Issuing additional equity.

The appropriate choice of one or a mix of these options will be dependent upon the project under consideration

Critical Accounting Estimates

The Notes to the Consolidated Financial Statements outline the Company’s significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.

Financial Statements and Use of Estimates

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the Financial Statements and affect the reported amounts of revenues and expenses during the reported period. Specifically, estimates were utilized in calculating depletion, asset retirement obligations, stock-based compensation, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Accounting for Oil and Gas Operations

Effective in 2006, the Company has followed the successful efforts method of accounting for its operations. Under this method, acquisition costs of oil and gas properties, to drill and equip exploratory wells that find proved reserves and costs of drilling and equipping development wells are capitalized and subject to annual impairment testing.

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to exploration expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and or related project. All other exploration costs, including geological and geophysical costs, are charged to exploration expense when incurred.

Capitalized costs of proved oil and gas properties are depleted using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. Successful exploratory wells and development costs and acquired resource properties are depleted over proved developed reserves. Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.

Costs associated with significant development projects are depleted once commercial production commences.

A revision to the estimate for proved reserves can have a significant impact on earnings as they are a key component in the calculation of depreciation, depletion and accretion.

Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Impairment test is initially based on undiscounted future cash flows from proved and risk adjusted probable reserves. If an impairment is identified, fair value is calculated as the present value of estimated expected discounted future cash flows from proved and risk-adjusted probable reserves. Any impairment loss is the difference between the carrying value of the oil and gas property and its fair value. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the oil and gas property’s fair value is recognized during the period, with a charge to earnings.

Estimates of future cash flows used in the evaluation of impairment of assets are performed based on risk assessments on field and reservoir performance and include judgment assumptions regarding commodity prices, exchange rates, discount rates and future costs.

A substantial portion of the Company’s exploration and development activities are conducted jointly with others. The Financial Statements reflect only the Company’s proportionate interests in such activities.

The Company engaged Sproule International Limited, an independent geoscience consultancy firm, to evaluate 100% of the Company’s proved and probable oil and natural gas reserves. The estimation of reserves is subjective. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of capital expenditures, all of which are subject to uncertainties and interpretations. Reserve estimates will be revised upward or downward based on the results of future drilling, testing and production levels.

Accounting Policies

The Company has adopted the accounting policy permitting Capitalization of Interest Costs. In so doing it has applied CICA HB section 3061 Property Plant and Equipment and CICA HB section 3850 Interest Capitalised – disclosure consideration. The policy requires that the interest (including borrowing) costs are capitalized for all assets that require a period of time to get them ready for their intended use (an “acquisition period”). Cheal development was considered as a qualifying asset, while it was being developed.

There have been no other changes in accounting policies applied during the year ended December 31, 2007.

Financial Instruments and Other Instruments

a)    Incentive Stock Options

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s financial statements for the year ended December 31, 2007 (see Note 17(c) in the Consolidated Financial Statements).

In the year ended December 31, 2007, the Company granted 1,645,000 stock options at exercise price ranging from $1.02 to $1.42. 300,000 stock options were exercised at an exercise price of $1.20 for total proceeds of $360,000. 450,000 options granted in February 2006 on the basis of a consultancy agreement with a former CEO/Director were cancelled in August 2007 for consideration of $54,000.

Due to cessation of employment, 33,334 and 200,000 vested stock options lapsed on May 24 and July 29, 2007 respectively. A further 66,666 and 200,000 unvested stock options lapsed on February 23 and April 30, 2007 respectively. On October 15, 2007 30,000 vested stock options lapsed unexercised.

b)     Share Purchase Warrants

In conjunction with the loan facility entered into with Investec Bank (Australia) Limited in December 2006, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. If these are exercised, proceeds are first applied to any outstanding loan facility. At the end of December 31, 2007, all these warrants remained unexercised.

In conjunction with the preferred shares placement, the Company issued 150,000 share warrants in part payment of broker commission to Morgan Keegan. The warrants are priced at $1.30, with a term of two years from September 30, 2007 (increasing to three years if the Company attains Tier 1 listing on the TSX-V or moves to the Toronto Stock Exchange). As at December 31, 2007, all these warrants remained unexercised.

c)     Derivatives

The Company has entered into a series of forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term loan. As the forward sales contracts hedge commodity price against the WTI Futures Contract, the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting.

The Company’s outstanding contracts for derivative instruments, (which account for 20% of Cheal proved and probable oil reserves), and the related fair values at December 31, 2007 are as follows:

	QUANTITY (BARRELS)	MATURITY DATE	AVERAGE PRICE US$/BBL	FAIR VALUE DECEMBER 31, 2007

Crude oil forward options	323,700	January 2008-December 2010	65.10	(7,753,311)

As at December 31, 2007 the average price per bbl of equivalent crude oil forward sales contracts for the period November 2007 to January 2011 ranged from $85.60 to $96.33, thus giving rise to a negative fair value for these derivatives of $7,753,311. The forward sales were valued against the forward curve prices and discounted. As a result of the forward curve prices being higher than the swap price these contracts resulted in a loss. The change in fair value of the contracts is expensed in accordance with the accounting standards requirements. The actual gain or loss on each monthly hedged position will be determined at the time of settlement dependent upon the oil price prevailing at that time.

d) Preferred Shares

On September 20, 2007 the Company privately placed 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million.

The preferred shares are convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly.

The Company has reached an agreement in principle with the holders of the preferred shares for the conversion of the preferred shares into convertible debentures, with effect from January 1, 2008. The convertible debentures would have similar commercial terms, but would not be entitled to any voting rights. The conversion will be subject to a number of conditions precedent, including the approval of the TSX.

Share Capital

During 2007, the Company issued 4,651,855 common shares. Of these, 1,851,855 shares were issued in part settlement of the acquisition price for IRM. A private placement of 2,500,000 common shares was made, and options were also exercised (300,000 shares issued). The shares issued in the private placement were priced at $1.30, those issued in part settlement of the IRM purchase were priced at $1.21, and the shares issued as a result of options being exercised were priced at $1.20.

As at December 31, 2007, there were 32,416,142 common shares outstanding. At year end, net cash in advance of $9,679,614 had been received (in respect of 8,350,000 of a total placement of 12,500,000 shares at a price of $1.20 per share). The placement completed on February 28, 2008.

As at the date of this MD&A, the following voting and equity securities, and securities convertible to equity securities, were outstanding:

SECURITY TYPE	Voting	Convertible

Common Shares	44,916,142

Preferred Shares	7,692,308	7,692,308

Warrants		2,650,000

Options		2,047,500

Note: The existence of voting rights on the preferred shares (and therefore their inclusion in the Voting Securities column) is subject to agreement in principle with the holders of the preferred shares for the conversion of the preferred shares into convertible debentures, with effect from January 1, 2008. The debentures will not include voting rights.

Business Risks and Uncertainties

The Company is exposed to a number of risk factors primarily related to the Company’s involvement in the exploration, development and production of oil and natural gas, and its present stage of development.

Exploration, Development and Production

The Company’s future oil and natural gas reserves, and production and cash flows to be derived from, are highly dependent on the Company’s success in exploiting its current reserves base and acquiring or discovering additional reserves. There is no assurance that the Company’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas. Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Any development of oil and gas production facilities is subject to risks which may adversely impact on the commercial viability of a project, as the realized revenues from the project may be less than anticipated, and the capital and operating costs may be greater than anticipated.

Drilling hazards or environmental damage can greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature decline of or invasion of water into reservoirs, blow-outs, cratering, sour gas releases, fires and spills, insufficient storage or transportation capacity, or other geological, infrastructure and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, and cash flow and revenue forecasts attempt to realistically estimate production declines, production declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

Environmental Risks and Hazards

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Pro-active management by the Company of environmental concerns can reduce its exposure, and procedures are in place to ensure care is taken in the day-to-day management of the Company’s oil and gas properties. The Company believes that it follows best international oil field practices in this area.

Supply and Demand

The operations and earnings of the Company are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources, supply disruptions, weather, international political events, technological advances, restricted access to infrastructure (pipelines, storage, shipping or load-out facilities, etc) and the competitiveness of alternative energy sources or product substitutes.

Oil and Gas Prices

Both oil and natural gas prices are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices. Lower prices may result in a reduction of the Company’s net production revenue. Management has established a policy to partially hedge the effect of fluctuating oil and natural gas prices, in order to fix the price that the Company will receive on a portion of its production for a specified period of time.

Competition

The oil and gas industry is highly competitive. The Company actively competes for prospect acquisitions, exploration permits and licences, drilling equipment and services, access to production infrastructure, and employment of skilled industry personnel, and for capital to finance such activities, with a substantial number of other oil and gas companies, many of which have significantly greater financial and personnel resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reserves

Actual production expenditures, revenues and reserves will likely vary from those estimated, and these variances may be material. Estimates of oil and gas reserves are interpreted from geological, petrophysical and reservoir engineering data. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing and level of development expenditures. The Company’s reserves are evaluated by an independent reservoir engineering firm each year.

Liability

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.

Political and Country Risk

Some of the Company’s oil and gas interests are located in Papua New Guinea, which may be considered to be a developing country and hence has a higher risk than New Zealand of becoming politically and/or economically unstable in the future. Exploration and development activities may be subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements or timelines, governmental regulation and the risk of actions by lawless factions, any of which could adversely affect the economics of exploration or development projects. In addition, infrastructure development in Papua New Guinea is limited, and the Company’s properties are located in remote areas, which may prove difficult or time-consuming to access.

Regulation

The current and future operations of the Company require permits from various foreign and local governmental authorities, and are governed by laws and regulations relating to oil and gas exploration and development, prices, royalties, allowable production, import and export of hydrocarbons, restrictions on the withdrawal of capital from a country in which the Company is operating, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection (including carbon emissions restrictions) and other matters. Management believes that the Company currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties. The Company also believes that it is complying in all material respects with the terms of such licences and permits. However, the Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments. Management also believes that the Company’s operations comply with all applicable legislation and regulations and that the existence of such legislation and regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Funding and Going Concern

For the year ended December 31, 2007, the Company had a net loss of $22,030,249 (2006: $13,406,828) and accumulated deficit of $63,118,912 (2006: $41,088,663). The Company also had a working capital deficit of $29,982,748 (2006:$1,480,287) and a shareholders’ deficit of $3,290,102 as at December 31, 2007. In addition the Company has also been unable to generate net cash from operating activities for each of the years in the three year period ended December 31, 2007. The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 16). In addition the Company is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the project in accordance with established timelines. Accordingly the loan facility and hedging arrangements have been disclosed as current liabilities. The factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Management’s plans for securing sufficient sources of liquidity include the following:

•

Issuance of additional common shares in a private placement in order to raise $15,000,000. As further described in Note 25 c), the Company completed this private placement on February 28, 2008. As at February 29, 2008, the unaudited equity position is approximately $7.3 million;

•	The conditional sale of the Company’s interests in the PNG Stanley (PRL 4) and PRL 5 assets for US$3.5 million;

•

Rectifying the covenant breaches relating to its loan facility with Investec. A key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios;

•	A mix of further capital raising and/or sales of joint venture interests.

The Company has prepared a cash flow forecast which leads management to conclude that the Company can continue to meet its ongoing obligations for a reasonable period of time. This forecast assumes the Company’s on going production is sustained; it’s two well Cheal drilling programme is successful as to reserves and production rates; sustained oil prices at or about $90 per barrel; normal expenditure; the consummation of the announced sale of its Stanley (PRL 4) and PRL 5 assets in Papua New Guinea; a mix of further capital raising and/or asset sales and the Investec loan facility being restructured with principal repayments being amortised over a similar timeframe to the existing facility. The Company and Investec have agreed to restructure the facility, with the key financial terms requiring a principal payment of US$4.2 million on March 31 2008 (reflecting the scheduled US$2.2 million due;

and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition a further US$3.5 million will be paid on completion of the announced sale of PNG Stanley (PRL 4) and PRL 5 asset (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity). The interest rate margin will increase by an additional 2% on the total principal outstanding for the period January 31 to June 30, 2008 inclusive. In addition Investec will be issued with shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

The risks facing the Company are discussed in further detail in the Company’s latest Annual Information Form available to view or download at www.sedar.com or the Company’s website www.austral-pacific.com

PRESENTATION OF INFORMATION

Austral Pacific Energy Ltd. conducts its operations directly and through subsidiaries. The term “Austral Pacific” or “Company” as used in this document refers to Austral Pacific Energy Ltd. and all its consolidated subsidiaries, unless the context otherwise clearly requires.

Unless otherwise specified, all dollar amounts described herein are in United States currency.

All references to daily production are before royalty, unless stated otherwise.

All oil and natural gas reserve information contained in this Management Discussion & Analysis has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (Canada). The actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this Report. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf : 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually received will equal or exceed the sum of proved plus probable plus possible reserves.

This Management Discussion & Analysis includes statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this MD&A addressing future production, reserve potential, exploration and development activities and other contingencies are forward looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions, and including, but are not limited to, the other risks and uncertainties identified under the subheading “Business Risks and Uncertainties” in this MD&A.

AUSTRAL PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Austral Pacific Energy Ltd. and all the information in the annual report are the responsibility of management.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and New Zealand. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

The Company maintains systems of internal accounting and administrative controls, in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board. The Committee is independent of management. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to shareholders.

The consolidated financial statements have been audited by KPMG, the external auditors, in accordance with Canadian and New Zealand generally accepted auditing standards on behalf of the shareholders.

KPMG has full and free access to the Audit Committee.

“T Jewell”

Thompson Bruce Jewell Chief Executive Officer March 28, 2008

Auditor’s Report

To the Shareholders of Austral Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Austral Pacific Energy Ltd.as of December 31, 2007 and December 31, 2006 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Comments by Auditors for New Zealand Readers on Canada – NZ Reporting Differences

In New Zealand, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 2 of the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

For New Zealand reporting standards, the additional explanatory paragraph is as follows:

‘Fundamental Uncertainty’

In forming our unqualified opinion we have considered the adequacy of the disclosures made in the consolidated financial statements concerning current liquidity and the ability of the company to raise further funds in order to support their ongoing operations and commitments. Full details of the circumstances relating to this fundamental uncertainty are described in Note 2. The consolidated financial statements are prepared on a going concern basis, the validity of which depends upon the successful conclusion of these matters. If the company were unable to continue in operational existence for the foreseeable future, adjustments may have to be made to reflect the fact that assets may need to be realised at amounts other than those at which they are currently recorded in the consolidated balance sheet. In addition, the company may have to provide for further liabilities that might arise, and to reclassify non-current assets and liabilities as current assets and liabilities. Our audit opinion is not qualified in this report.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in New Zealand. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

New Zealand reporting standards require management to prepare parent company statements of financial position, financial performance and cash flows. These are provided as part of Note 26 of the consolidated financial statements. In our opinion, these financial statements present fairly, in all material respects, the financial position of the parent company as of December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for the years then ended, in accordance with New Zealand generally accepted accounting principles.

Wellington, New Zealand

March 28, 2008

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at :	December 31, 2007	December 31, 2006
	$	$

Assets
Current
Cash and cash equivalents (Note 6)	9,019,812	7,144,943
Accounts receivable (Note 10)	5,689,279	1,418,071
Restricted cash (Note 6)	3,000,000	—
Financial instruments (Note 22)	—	210,416
Inventory (Note 12)	488,486	475,280
Prepaid expenses and deposits	805,527	500,572

	19,003,104	9,749,282

Non-current
Investments (Note 13)	100,822	136,528
Restricted cash (Note 6)	—	3,000,000
Held for sale asset (Note 7)	—	235,353
Property and equipment (Note 7)	41,609,165	20,853,539
Goodwill (Note 5(b),8)	2,018,969	2,018,969

Total Assets	62,732,060	35,993,671

Liabilities
Current
Current debt (Note 21)	18,650,000	6,266,944
Financial instruments (Note 22)	7,753,311	75,781
Accounts payable and accrued liabilities (Note 10)	11,226,465	3,839,736
Prepaid gas revenue (Note 20)	831,040	1,047,108
Asset retirement obligations (Note 9)	845,422	—
Net cash in advance (Note 11)	9,679,614	—

	48,985,852	11,229,569

Non-current
Financial instruments (Note 22)	—	590,320
Deferred taxation provision (Note 19)	3,994,013	2,018,969
Prepaid gas revenue (Note 20)	2,521,823	2,330,660
Asset retirement obligations (Note 9)	1,237,668	1,065,559
Long term debt (Note 21)	9,282,806	6,662,834

Total Liabilities	66,022,162	23,897,911

Stockholders’ Equity
Common stock without par value (Note 17); unlimited number of shares authorized; Issued and outstanding 32,416,142 (2006: 27,764,287) shares	55,913,721	50,045,527
Preferred shares	480,838	—
Contributed surplus	1,876,279	1,545,218
Share purchase warrants reserve	1,540,762	1,540,762
Accumulated other comprehensive income	17,210	52,916
Accumulated deficit	(63,118,912)	(41,088,663)

Total Stockholders’ (Deficit)/Equity	(3,290,102)	12,095,760

Total Liabilities and Stockholders’ Equity	62,732,060	35,993,671

Approved by the Directors:

D A R Newman	T B Jewell

Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

For the years to/ended:	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$

Production Income
Oil and gas sales	7,342,678	911,931	1,779,454
Net realised derivative loss	(1,030,926)	—	—
Royalties	(388,777)	(40,899)	(74,930)

Net Revenue	5,922,975	871,032	1,704,524

Expenses
General and administrative expense	(7,101,911)	(4,072,555)	(3,609,531)
Foreign exchange loss	(581,228)	(1,973,650)	(791,234)
Unrealised derivative loss	(7,297,626)	(455,685)	—
Production costs	(2,968,000)	(485,447)	(848,174)
Depletion (Note 7)	(4,378,105)	(347,206)	(61,979)
Operating leases/rental expense	(142,282)	(103,526)	(44,008)
Amortization (Note 7)	(129,555)	(106,551)	(51,034)
Interest expense (Note 14)	(4,131,900)	(42,204)	(163)
Oil and gas exploration expenditure	(3,228,674)	(8,171,981)	(3,703,774)

Total Expenses	(29,959,281)	(15,758,805)	(9,109,897)

Net loss for the year before other income	(24,036,306)	(14,887,773)	(7,405,373)

Other Income
Interest income	269,559	437,279	460,411
Joint operation recoveries	1,631,676	1,043,666	1,093,417
Other	104,822	—	83,612

Net loss for the year	(22,030,249)	(13,406,828)	(5,767,933)

Deficit, beginning of year	(41,088,663)	(27,681,835)	(21,913,902)

Deficit, end of year	(63,118,912)	(41,088,663)	(27,681,835)

Basic loss per share (Note 18)	($0.74)	($0.57)	($0.30)

Diluted loss per share (Note 18)	($0.74)	($0.57)	($0.30)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders’ Equity/(Deficiency)
(Expressed in United States Dollars)

			Preferred Shares	Contributed Surplus	Share Purchase Warrants Reserve	Accumulated Other Compre - hensive income	Accumulated Deficit	Total Stock - holders’ Equity/ (Deficiency)
	Common Stock
	Shares	Amount $

Balance at January 1, 2005	17,720,045	32,683,328	—	361,854	—	—	(21,913,902)	11,131,280

Issuance of common shares for cash (Note 17(a))	4,000,000	10,000,000	—	—	—	—	—	10,000,000
Less Deferred Offering Costs (Note 17(a))	—	(448,371)	—	—	—	—	—	(448,371)
Exercise of share purchase warrants for cash (Note 17(a))	846,408	1,127,741	—	—	—	—	—	1,127,741
Exercise of share purchase options (Note 17(a))	100,000	136,598	—	(11,598)	—	—	—	125,000

Stock option compensation	—	—	—	673,711	—	—	—	673,711

Net loss for the year	—	—	—	—	—	—	(5,767,933)	(5,767,933)

Balance at December 31, 2005	22,666,453	43,499,296	—	1,023,967	—	—	(27,681,835)	16,841,428

Issuance of common shares for cash (Note 17(a))	5,007,000	6,509,100	—	—	—	—	—	6,509,100
Less Deferred Offering Costs (Note 17(a))	—	(89,096)	—	—	—	—	—	(89,096)
Exercise of share options for cash (Note 17(a))	90,834	126,227	—	(12,684)	—	—	—	113,543
Stock option compensation (Note 17(c))	—	—	—	533,935	—	—	—	533,935

Share purchase warrants reserve	—	—	—	—	1,540,762	—	—	1,540,762

Other comprehensive income	—	—	—	—	—	52,916	—	52,916

Net loss for the year	—	—	—	—	—	—	(13,406,828)	(13,406,828)

Balance at December 31, 2006	27,764,287	50,045,527	—	1,545,218	1,540,762	52,916	(41,088,663)	12,095,760

Issuance of common shares for cash and other consideration (Note 17(a))	4,351,855	5,490,745	—	—	—	—	—	5,490,745

Less Deferred Offering Costs (Note 17(a))	—	(202,004)	(10,639)	—	—	—	—	(212,643)

Preferred shares (Note 21(b))	—	—	491,477	—	—	—	—	491,477

Exercise of share purchase options (Note 17(a))	300,000	579,453	—	(219,453)	—	—	—	360,000

Cancellation of options payment	—	—	—	(54,000)	—	—	—	(54,000)

Stock option compensation (Note 17(c))	—	—	—	604,514	—	—	—	604,514

Accumulated other comprehensive income (Note 13))	—	—	—	—	—	(35,706)	—	(35,706)

Net loss for the year	—	—	—	—	—	—	(22,030,249)	(22,030,249)

Balance at December 31, 2007	32,416,142	55,913,721	480,838	1,876,279	1,540,762	17,210	(63,118,912)	(3,290,102)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years to/ended	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $

Operating Activities

Net loss for the year	(22,030,249)	(13,406,828)	(5,767,933)

Adjustments to reconcile net loss to cash provided by operating activities:
Asset retirement obligation accretion	123,795	42,484	18,196
Depletion	4,378,105	347,206	61,979
Amortization	129,555	98,187	51,034
Unrealised derivative loss	7,297,626	455,685	—
Stock compensation	604,514	533,935	673,711
Write down in inventory	195,020	100,000	—
Interest capitalized	(475,359)	—	—
Amortisation of debt expenses and discount	2,874,243	—	—
Net unrealized foreign exchange loss/(gain)	557,031	1,973,650	(394,563)
Change in non-cash operating working capital	2,713,813	1,646,618	1,309,573

	(3,631,906)	(8,209,063)	(4,048,003)

Financing Activities
Common Stock issues	3,407,996	6,533,547	10,803,109
Preferred shares issued	9,697,624	—	—
Cash received in advance from private placement (note 11, 25(c))	9,679,614	—	—
Net proceeds from debt	2,912,000	14,470,540	—

	25,697,234	21,004,087	10,803,109

Investing Activities
Purchase of furniture and equipment	(34,414)	(226,419)	(430,223)
Purchase of investments	—	—	(83,612)
Oil and gas capital expenditure	(19,245,464)	(5,713,668)	(2,416,123)
Acquisition of subsidiary	—	(12,081,662)	—
Restricted cash (Note 6)	—	(3,000,000)	—
Change in non-cash investing activities	(585,313)	52,916	—

	(19,865,191)	(20,968,833)	(2,929,958)

Net increase/(decrease) in cash during the year	2,200,137	(8,173,809)	3,825,148
Effect of exchange rate fluctuations on cash and short-term deposits	(325,268)	(21,154)	326,834

Cash and cash equivalents, beginning of year	7,144,943	15,339,906	11,187,924

Cash and cash equivalents, end of year	9,019,812	7,144,943	15,339,906

Supplemental Cash Flow Information
Interest paid	1,413,168	29,933	163
Interest received	269,559	437,279	460,411

Significant Non Cash Items
IRM Acquisition	2,240,745	—	—
Share based compensation	604,514	533,935	673,711

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

NOTE 1 - NATURE OF OPERATIONS

Austral Pacific Energy Ltd (and its subsidiaries, hereby called the Company) is a limited liability company incorporated in British Columbia under the Business Corporations Act (British Columbia). The Company domiciles in New Zealand. The Company’s consolidated financial statements were authorized for issue by the Board of Directors on March 28, 2008.

The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea.

NOTE 2 – ABILITY TO CONTINUE AS A GOING CONCERN

For the year ended December 31, 2007, the Company had a net loss of $22,030,249 (2006: $13,406,828) and accumulated deficit of $63,118,912 (2006: $41,088,663). The Company also had a working capital deficit of $29,982,748 (2006:$1,480,287) and a shareholders’ deficit of $3,290,102 as at December 31, 2007. In addition the Company has also been unable to generate net cash from operating activities for each of the years in the three year period ended December 31, 2007. The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 16). In addition the Company is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the project in accordance with established timelines. Accordingly the loan facility and hedging arrangements have been disclosed as current liabilities. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Management’s plans for securing sufficient sources of liquidity include the following:

●

Issuance of additional common shares in a private placement in order to raise $15,000,000. As further described in Note 25 c), the Company completed this private placement on February 28, 2008. As at February 29, 2008, the unaudited equity position is approximately $7.3 million.

●	The conditional sale of the Company’s PNG Stanley (PRL 4) and PRL 5 assets for US$3.5 million.

●

Rectifying the covenant breaches relating to its loan facility with Investec. A key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios.

●	A mix of further capital raising and/or sales of joint venture interests

The Company has prepared a cash flow forecasts which leads management to conclude that the Company can continue to meet its ongoing obligations for a reasonable period of time. This forecast assumes the Company’s on going production is sustained; its two well Cheal drilling programme is successful as to reserves and production rates; sustained oil prices at or about $90 per barrel; normal expenditure; the consummation of the announced sale of its Stanley (PRL 4) and PRL 5 assets in Papua New Guinea; a mix of further capital raising and/or asset sales and the Investec loan facility being restructured with principal repayments being amortised over a similar timeframe to the existing facility. The Company and Investec have agreed to restructure the facility, with the key financial terms requiring a principal payment of US$4.2 million on March 31 2008 (reflecting the scheduled US$2.2 million due; and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition a further US$3.5 million will be paid on completion of the announced sale of PNG Stanley (PRL4) and PRL5 assets (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity). The interest rate margin will increase by an additional 2% on the total principal outstanding for the period January 31 to June 30 2008 inclusive. In addition Investec will be issued with shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the company was unable to continue as a going concern. Such adjustments could be material.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the years presented. Specifically, estimates were utilized in calculating depletion, asset retirement obligations, stock based compensation, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Material differences between Canadian generally accepted accounting principles and New Zealand International Financial Reporting Standards which affect the Company are referred to in Note 26.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly-owned subsidiaries tabled below:

Name of Subsidiaries	Country of incorporation	Proportion of ownership	Comment

Indo-Pacific Energy Australia Pty Limited	Australia	100%	deregistered in 2007
Odyssey International Pty Limited	Australia	100%	deregistered in 2007
Trans-Orient Petroleum (Aust) Pty Limited	Australia	100%	deregistered in 2007
ZOCA 96-16 Pty Limited	Australia	100%	deregistered in 2007
Austral Pacific Energy (PNG) Limited	Papua New Guinea	100%	previously known as Trans-Orient
			Petroleum (PNG) Limited
Source Rock Holdings Limited	New Zealand	100%
Austral Pacific Energy (NZ) Limited	New Zealand	100%
Rata Energy Limited	New Zealand	100%
Millennium Oil & Gas Limited	New Zealand	100%
Totara Energy Limited	New Zealand	100%
Kanuka Energy Limited	New Zealand	100%
Arrowhead Energy Limited	New Zealand	100%
Titoki Energy Limited	New Zealand	100%	previously known as International
			Resource Management Corporation Ltd
Puka Energy Limited	New Zealand	100%
Hebe Energy Limited	New Zealand	100%
Matai Energy Limited	New Zealand	100%
Austral Pacific NZ No 4 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 5 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 6 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 7 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 8 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 9 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 10 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 11 Limited	New Zealand	100%	registered March 2007, non trading
Austral Pacific NZ No 12 Limited	New Zealand	100%	registered March 2007, non trading

Substantially, all the Company’s operations in New Zealand and Papua New Guinea are conducted

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

through joint operations, and accordingly, these financial statements reflect the Company’s proportional interest. All significant inter-company balances and transactions have been eliminated upon consolidation. All subsidiaries have the same balance date as the parent entity.

Austral Pacific Energy Ltd has one associate, Coral Sea Drilling Ltd (35% ownership). Results of associates are equity-accounted where significant.

c)	Joint Operations

Substantially all of the Company’s upstream exploration and development activities are conducted jointly with third parties and accordingly these financial statements reflect only the Company’s proportionate share of assets, liabilities, revenues, expenses and cash flows from these activities.

d)	Translation of Foreign Currencies

The Company’s functional and presentational currency is the United States dollar.

Results of foreign operations, all of which are considered financially and operationally integrated, are translated to United States dollars using the monthly average exchange rate for revenue and expenses. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)	Financial Instruments

A financial instrument is recognized if the Company becomes a party to the contractual provisions of the instrument. Financial instruments are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control or substantially all risks and rewards of the financial instrument.

(i) Non-Derivative Financial Instruments

Cash and cash equivalents, cash advances, current debt, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Initially, the fair value of the long term debt is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest. Subsequent to initial recognition, long term debt is measured at amortized cost using effective interest method.

(ii) Derivative Financial Instruments

The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative financial instruments are not used for speculative purposes and are not held for trading purposes. A system of controls is maintained that includes a policy covering the authorisation, reporting and monitoring of derivative activity.

Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheets at fair value with the resultant net gain or loss recognised in the Consolidated Statements of Operations and Deficit in the current period. The fair value of derivative instruments is based upon a discounted cash flow analysis valuation or option pricing model at the balance date. The forward price curve of oil is used as an underlying input in the valuation process.

(iii) Preferred Shares
Preferred shares that can be converted to share capital at the option of the holder, where the number of shares does not vary with changes in their values, are accounted as compound instruments.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

Transaction costs that relate to the issue of a compound instrument are allocated to the liability and equity components in proportion to the proceedings. The equity component of the preferred shares is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using effective interest method.

f)	Cash and Cash Equivalents

Cash and cash equivalents includes deposits in banks, funds held in trust accounts and certificates of deposit with original maturities of three months or less. Restricted cash is excluded from cash and cash equivalents.

g)	Property and Equipment

Property and Equipment is recorded at cost and includes production assets, oil and gas property acquisition costs, capitalized exploration and development costs and furniture and equipment.

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties, to drill and equip exploratory wells that find proved reserves and costs of drilling and equipping development wells are capitalized and subject to annual impairment testing.

Licences and exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to exploration expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and or related project. All other exploration costs, including geological and geophysical costs, are charged to exploration expense when incurred.

On the sale or retirement of a complete unit of a capitalized proved and unproven property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved and unproven property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

h)	Impairment of oil and gas properties

Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Impairment test is initially based on an undiscounted future cash flows from proved and risk adjusted probable reserves. If an impairment is identified fair value is calculated as the present value, based on discounted estimated expected future cash flows from proved and risk adjusted probable reserves. Any impairment loss is the difference between the carrying value of the oil and gas property and its fair value. If it is determined that the estimated net recoverable amount is less than the net carrying amount, a write-down to the oil and gas property’s fair value is recognized during the period, with a charge to earnings.

Estimates of future cash flows used in the evaluation of impairment of assets are performed based on risk assessments on field and reservoir performance and include judgment assumptions regarding commodity prices, exchange rates, discount rates and future costs.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

i)	Depreciation, Depletion and Amortization

Furniture and office equipment are depreciated using the straight line method at annual rates of 5% to 33 1/3%.

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. Successful exploratory wells, development costs and acquired resource properties are depleted over proved developed reserves. Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.

Costs associated with significant development projects are depleted once commercial production commences.

j)	Production costs

Production costs comprising costs relating to the lifting of oil and gas to the surface and gathering, treatment, processing storage and transport are expensed as incurred.

k)	Asset Retirement Obligations

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of oil and gas properties is recorded when incurred, with a corresponding increase to the carrying amount of the related oil and gas properties. Increase to capitalized costs is depleted to earnings on a unit of production basis over the life of the proved reserves of each property. Subsequent changes in the estimated fair value of the asset retirement obligations (ARO) are capitalized and depleted over the remaining useful life of the underlying oil and gas properties.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in general and administrative expense.

Actual expenditures incurred are charged against the accumulated obligation with the resulting difference recognized in consolidated statements of operations and deficit as a gain or loss.

l)	Impairment of Financial Instruments

A financial instrument is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that instrument. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value. Individually significant financial instruments are tested for impairment on an individual basis. The remaining financial instruments are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

m)	Provisions

A provision is recognized as a result of a past event, results from a present legal or constructive obligation. It is recognized if it can be estimated reliably, and it is possible that an outflow of future economic benefits will be required to settle the obligation.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

n)	Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently depleted with the related assets.

o)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method current income taxes are recognized for the estimated income taxes payable for the current year. Future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that included the date of enactment or substantive enactment.

p)	Inventory

Inventories of crude oil held by the Company and the Company’s share of joint operations inventory are valued at the lower of cost and net realizable value.

q)	Oil and Gas Revenue Recognition

Crude oil revenue is recognized upon delivery from the Company to the customer. Proceeds received under gas prepayment agreements are recorded as a liability. The liability is reduced by gas sold and delivered under gas sale arrangements.

r)	Lease Payments

Payments made under operating leases are recognized in Consolidated Statements of Operations and Deficit on a straight-line basis over the term of the lease.

s)	Interest Income

Interest income is recognized as it accrues and is comprised of income from funds invested. Interest income is recognized in the consolidated statement of operations and deficit using the effective interest method.

t)	Interest expense

Interest expense comprises interest expense on debt and dividends on preferred shares recognized as a compound instrument. Interest expense, except where capitalized, is recognized in the Consolidated Statement of Operations and Deficit using the effective interest method.

u)	Joint Operations Recoveries

Joint operations recoveries are recognized and invoiced in the period that they incurred. Joint operations recoveries represent the recovery of specific joint operator costs from the joint operations parties. The determination of the costs recovered is based on the individual Joint Operations Operator Agreement.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

v)	Share Capital

Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.

w)	Per Share Amounts

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional in-the-money shares from the assumed exercise of dilutive stock options. The number of outstanding shares would be calculated by assuming that the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

x)	Stock Based Compensation

The Company has recognized stock based compensation expense as follows:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options.

Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

y)	Investments

Long term investments are valued at fair value. An impairment test is conducted on an annual basis and any impairment is recognized in the Statement of Operations and Deficit. Any increase in value is recorded as “Other comprehensive income” within Stockholders Equity.

z)	Acquisitions

When the Company acquires a group of assets or net assets that does not constitute a business, purchase consideration is allocated between the identifiable assets and liabilities based on their relative fair values at the acquisition date.

Acquisitions are accounted for using the purchase method. Where an entity becomes part of the Company during the year, the results of the entity are included in the consolidated results from the date that control or significant influence commenced. When an entity is acquired all identifiable assets and liabilities are recognized at their fair value at acquisition date. The fair value does not take into consideration any future intentions by the Company.

aa)	Goodwill

All business combinations are accounted for using the purchase method. Under this method, identifiable assets and liabilities are recorded at fair value as of the date of acquisition. Goodwill represents the excess of the purchase price over the fair value of the acquired net asset.

The carrying value of goodwill is assessed for impairment at every year end, or more frequently as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

ab)	Segment Reporting

A segment reporting is a distinguishable component of the Company that is engaged in providing related products or services within a particular economic environment (geographical segment) which is subject to risks and rewards that are different from those of other segments. The Company’s primary format for segment reporting is based on geographical segment.

ac)	Changes in Accounting Policy

There have been no changes in accounting policies applied during the year ended December 31, 2007.

ad)	New accounting policies, standards adopted and interpretations not yet adopted

The Company has adopted the accounting policy, set out in n) of this note, in respect to capitalizing interest costs on qualifying assets.
In applying this policy the Company has applied:
- CICA HB section 3061 Property, Plant and Equipment
- CICA HB section 3850 Interest Capitalised – disclosure considerations.

The Company has chosen to early adopt CICA HB section 1400 “General Standards of Financial Statements Presentation” to incorporate the requirements of the standard for assessing and disclosing an entity’s ability to continue as a going concern.

CICA HB section 1500 “Cash Flow Statements”, effective for periods ending March 31, 2007 and addresses the disclosures of terms and conditions of cash distributions of financial instruments classified as equity.

Other new announcements effective for periods January 1, 2007 were prospectively adopted by the company January 1, 2006 as follows: CICA section 3855 “Financial instruments – Recognition and measurement”; CICA section 3861 “Financial instruments – Disclosure and presentation”; CICA HB section 1530 “Comprehensive income”; CICA HB section 3251 “Equity”; and CICA HB section 3865 “Hedges”

A number of new pronouncements are not yet effective for the year ended December 31, 2007, and have not been applied in preparing these consolidated financial statements:

•

CICA HB section 3031 “Inventories” addresses the accounting and disclosure for inventory including the elimination of LIFO method of accounting, requirement to measure inventory at the lower of cost and net realisable value; the allocation of overhead based on normal capacity; the use of the specific cost method for inventories that are not ordinarily interchangeable, or goods and services produced for specific purposes; the requirement for an entity to use a consistent cost formula for inventory of a similar nature; the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories and in addition disclosure requirements of the standard have been enhanced. Management does not expect the change to have any significant impact on the consolidated financial statements.

•

CICA HB section 3064 “Intangible Assets” reinforces the principle-based approach to the recognition of costs as an asset under the current definition of assets and the recognition principles in the conceptual framework and clarifies the application of the concept of matching of revenues and expenses. Management does not expect the change to have any significant impact on the consolidated financial statements.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

•

CICA HB 1100, “Generally Accepted Accounting Principles” removes the temporary exemption providing relief to entities subject to rate regulation from applying the requirements of HB 1100 to the recognition and measurement of assets and liabilities. Management does not expect the change to have any significant impact on the consolidated financial statements.

•

CICA HB 3465, “Income Taxes” removes the exemption provided to rate-regulated enterprises from the requirement to recognize future income taxes. Management does not expect the change to have any significant impact on the consolidated financial statements

ae)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current period presentation.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and adjustments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. These estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Determination of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes bases on the following methods.

i) Fair Value of derivatives

The fair value of derivatives is determined using valuation techniques. The Company uses its judgment to make assumptions that are mainly based on market conditions existing at the balance sheet date. The Company has used discounted cash flow analysis to value crude oil forward sales derivatives. The analysis is based on the forward oil price sale curve and a discount rate that approximates the credit adjusted risk free rate for the Company.

ii) Share based payments

The fair value of stock based compensation to be recognized as an expense over the vesting period and in equity. Compensation expense is based on fair value at grant date and recognized over the vesting periods of the respective options. Fair value has been determined using the Black Scholes method. Expected volatility is based on the historical share price.

iii) Asset Retirement Obligation Provision

The fair value of this provision is recognized based on managements best estimate of the expenditure required to settle the obligation, discounted to reflect net present value. The discount rate is determined at the time an obligation is recognized and based on the Company’s risk free rate plus any credit margin which is materially consistent with the company’s weighted average cost of capital. Further assumptions are required regarding restoration dates and future environmental legislation.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

iv) Trade and other receivables

The carrying amount of trade and other receivables is treated as a proxy for the fair value due to receivables being payable within twelve months.

v) Available-for-sale

The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

b)	Deferred taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for and deferral of income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated deferred tax expenses based on the expected recoverable amount of assets that exceeds their acquisition price or their tax base.

The Company has not recognized deferred tax assets in the balance sheet largely attributable to tax losses carried forward which management have determined are not probable to be realized due to the Company’s recent history of losses.

c)	Reserve Estimates

Estimates of recoverable quantities of proven and probable reserves include judgmental assumptions regarding commodity prices, exchange rates, recovery rates, and production and transportation costs. It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment if the size, shape, depth and quality if reservoirs and anticipated recoveries. Reserve estimates are based on independent valuations obtained from Sproule International Limited.

As at December 31, 2007, the Company had recognized proven hydrocarbon reserves in respect of the Cheal discovery, which reserves are classified as Developed and undeveloped. The Cardiff, Stanley and Douglas discoveries are still subject to appraisal and production testing and the Company has not recognized any reserves with respect to them. The Company therefore only has reserves located in New Zealand at the Cheal Field. The Kahili Field is classified as Developed, but had no reserves attributed to it at present.

d)	Impairment of assets

In determining recoverable assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows. For oil and gas properties expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs. Under Canadian GAAP the impairment test is undiscounted. Under NZ IFRS the impairment test has been discounted.

NOTE 5 – ACQUISITIONS

a) Acquisition of Titoki Energy Limited (previously known as International Resource Management Ltd)

On November 12, 2007 the Company completed the acquisition of 100% shares of International Resource Management Ltd (IRM) (renamed as Titoki Energy Limited subsequent to acquisition). The acquisition consideration of NZ$4,277,965 ($3,316,278) including costs of NZ$94,670 ($73,388), was settled by the issuing of 1,851,855 shares in the Company at $1.21 which equates to NZ$3,000,000 ($2,240,745); and a cash payment of NZ$1,277,965 ($1,075,533) made in January 2008. The acquisition was treated as an acquisition of net assets that does not constitute a business.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

An advance of NZ$2,816,705 ($2,183,510) owed to vendors of International Resource Management was repaid by the Company subsequent to acquisition. Accordingly, total consideration paid, including costs, was NZ$7,094,670 ($5,499,788).

The two permit interests of IRM Ltd at the time of acquisition were:

(a)	19.8% interest in PMP38156 Deep (Cardiff)
(b)	19.8% interest in PEP38738 Deep (Cardiff exploration)

The consideration was allocated to assets and liabilities as follows:

	Carrying value $	Fair value and other adjustments $	Recognized values on acquisition $

Purchase price including acquisition costs			3,316,278

Non current asset: Oil and gas properties	2,608,872	5,054,458	7,663,330
Current assets	2,793	—	2,793
Current liabilities	(2,554,389)	—	(2,554,389)
Non current liabilities: Asset retirement obligations	—	(45,479)	(45,479)

Net Assets			5,066,255
Deferred taxation provision	—	(1,749,977)	(1,749,977)

	57,276	3,259,002	3,316,278

As Deferred Tax is a liability it has been revalued at December 31, 2007 at $1,774,006.

b) Acquisition of Arrowhead Energy Limited

On December 22, 2006 the Company completed the acquisition of the issued and outstanding shares of Arrowhead Energy Ltd. The acquisition was accounted for by the purchase method and total consideration of NZ$17,137,109 (US$12,081,662) including costs, was allocated to assets and liabilities as follows:

	Carrying value $	Fair value and other adjustments $	Recognized values on acquisition $

Purchase price including acquisition costs			12,081,662

Oil and gas properties	11,659,105	2,678,652	14,337,757
Working Capital	7,783	—	7,783
Prepaid gas agreement	(2,078,901)	—	(2,078,901)
Asset retirement obligation	(184,977)	—	(184,977)

Net Assets			12,081,662
Deferred taxation provision	—	(2,018,969)	(2,018,969)

			10,062,693
Goodwill			2,018,969

			12,081,662

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

NOTE 6 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with original maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

Cash on Deposit (USD equivalents)	December 31, 2007	December 31, 2006

New Zealand Dollars	1,437,509	3,251,980
U.S. Dollars	7,582,303	3,878,508
PNG Kina	—	14,455

	9,019,812	7,144,943

At balance sheet date, total cash of $579,534 (2006: $3,027,532) has been recognized by the Company as held by joint operations in New Zealand dollar accounts. The Company does not maintain direct control of this cash as it is controlled by the joint operations operators.

The cash on deposit balance does not include $3,000,000 (2006: $3,000,000) cash that has restricted access under the terms of the project loan facility (refer Note 21).

NOTE 7 - PROPERTY AND EQUIPMENT

2007	Net Book Value 31 December 2006 $	Additions/Transfers During the Year $	Amortization/Depletion and Write Downs During the Year $	Net Book Value 31 December 2007 $

Plant and equipment
Furniture and office equipment	273,924	34,414	(85,633)	222,705

	273,924	34,414	(85,633)	222,705
Oil and gas properties Proved:
Production Assets	419,431	7,405,549	(871,133)	6,953,847
Capital Expenditure	20,160,184	8,448,924	(3,550,895)	25,058,213

Total Proved	20,579,615	15,854,473	(4,422,028)	32,012,060

Unproved:
Capital Expenditure	—	1,711,070	—	1,711,070
Acquisition Expenditure	—	7,663,330	—	7,663,330

Total unproved	—	9,374,400	—	9,374,400

Total property and equipment	20,853,539	25,263,287	(4,507,661)	41,609,165

Included in the additions to production assets is the reclassification of the oil rig in PNG that was previously classified as held for sale at $235,353, plus subsequent costs associated with its refurbishment. The Company intends to use the rig for future drilling therefore it has been reclassified as a production asset.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

2006	Net Book Value 31 December 2005 $	Additions/Transfers During the Year $	Amortization/Depletion and Write Downs During the Year $	Net Book Value 31 December 2006 $

Plant and equipment
Furniture and office equipment	139,234	226,419	(91,729)	273,924

	139,234	226,419	(91,729)	273,924
Oil and gas properties Proved:
Production Assets	400,770	33,483	(14,822)	419,431
Capital Expenditure	1,038,198	19,565,262	(443,276)	20,160,184

Total Proved	1,438,968	19,598,745	(458,098)	20,579,615

Total property and equipment	1,578,202	19,825,164	(549,827)	20,853,539

	Furniture & Office Equipment $	Production Assets $	Proved and Unproved Capital Expenditure $	Total $

At December 31, 2006
Cost	637,478	542,038	20,569,371	21,748,887
Accumulated depreciation, depletion and amortisation	(330,650)	(122,607)	(409,187)	(862,444)
Disposals	(32,904)	—	—	(32,904)

Net book value	273,924	419,431	20,160,184	20,853,539

Additions	34,414	7,405,549	10,159,994	17,599,957
Acquisition	—	—	7,663,330	7,663,330
Depreciation, depletion and amortisation	(76,622)	(839,113)	(3,538,989)	(4,454,724)
Disposals	(9,011)	(43,926)	—	(52,937)

Closing net book value	222,705	6,941,941	34,444,519	41,609,165

At December 31, 2007
Cost	671,892	7,947,587	38,392,695	47,012,174
Accumulated depreciation, depletion and amortisation	(407,272)	(961,720)	(3,948,176)	(5,317,168)
Disposals	(41,915)	(43,926)	—	(85,841)

Net book value	222,705	6,941,941	34,444,519	41,609,165

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

	Furniture & Office Equipment $	Production Assets $	Proved Capital Expenditure $	Total $

At December 31, 2005
Cost	190,268	400,770	1,100,179	1,691,217
Accumulated depreciation, depletion and amortisation	(51,034)	—	(61,981)	(113,015)

Net book value	139,234	400,770	1,038,198	1,578,202

Additions	447,210	141,268	19,469,192	20,057,670
Acquisition	—	—	—	—
Depreciation, depletion and amortisation	(279,616)	(122,607)	(347,206)	(749,429)
Disposals	(32,904)	—	—	(32,904)

Closing net book value	273,924	419,431	20,160,184	20,853,539

At December 31, 2006
Cost	637,478	542,038	20,569,371	21,748,887
Accumulated depreciation, depletion and amortisation	(330,650)	(122,607)	(409,187)	(862,444)
Disposals	(32,904)	—	—	(32,904)

Net book value	273,924	419,431	20,160,184	20,853,539

PETROLEUM LICENCE REGIMES

a) NEW ZEALAND

Unless otherwise indicated, Petroleum Exploration Permits granted in New Zealand provide an exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Upon application, the holder is required to commit to do certain work in the permit area, during the permit term. Permit holders can apply for changes to the committed work programs under certain circumstances. If a discovery is made, the permit holder may be entitled to apply for a Petroleum Mining Permit, granted for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty from the sale of petroleum products. For any discovery made between June 30, 2004 and December 31, 2009, the royalty will be the greater of (A) 1% of the net sales revenue (from natural gas) and 5% of the net sales revenues (from oil); or (B) 15 to 20% of accounting profits from the sale of petroleum products. For other discoveries, the royalty will be the greater of (A) 5% of net sales revenue or (B) 20% of accounting profits.

b) PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Licence or Petroleum Retention Licence upon a discovery. Petroleum Retention Licences granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are progressed. The Petroleum Development Licence provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and 2% royalty to the government, which royalty the government pays (all or part of) to project area landowners, Local-level Governments or Provincial Government in agreed or determined proportions. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variation of the Work Program). The Company has entered into an agreement for the disposal of specific permits in Papua New Guinea, refer Note 25.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

NOTE 8 – GOODWILL

The following table summaries the changes in goodwill:

	2007	2006

	$	$
Opening net book value	2,018,969	—
Additions	—	2,018,969

Closing net book value	2,018,969	2,018,969

Goodwill is assessed for impairment on an annual basis and no indications were identified at December 31, 2007.

NOTE 9 – ASSET RETIREMENT OBLIGATION

The Company has obligations to plug and abandon petroleum and natural gas wells at the end of their useful lives. The present value of these obligations have been projected based on an estimated future liability of $6.72 million (2006: $2.28 million) discounted using credit adjusted risk-free rates of 8.05% - 17%. The costs are expected to be incurred between 2008 and 2020. Throughout the year the Company re-estimated its obligations and increased the present value of future liabilities by $0.47 million (2006: decrease $0.01 million). The movement in the provision is as follows:

	2007	2006

	$	$
Obligations at beginning of year	1,065,559	337,075
Obligations incurred during the year	269,593	496,234
Obligations through acquisition (refer Note 5)	45,479	184,977
Revision in estimated obligations	466,902	(10,405)
Accretion expense	123,794	46,118
Foreign exchange movement	111,763	11,560

Obligations at end of year	2,083,090	1,065,559

NOTE 10 – ACCOUNTS RECEIVABLE/PAYABLE

Total accounts receivable comprises the following categories:

	2007	2006

	$	$
Trade receivables	1,978,227	755,909
Joint operations receivables	3,711,052	662,162

	5,689,279	1,418,071

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

Total accounts payable and accrued liabilities comprises the following categories:

	2007	2006

	$	$
Trade payables	4,041,484	590,371
Joint operations payables	3,547,296	2,998,340
Accrued expenses	536,885	251,025
Acquisition consideration and advance repayable	3,100,800	—

	11,226,465	3,839,736

NOTE 11 – NET CASH IN ADVANCE

Cash, less deferred costs, of $9,679,614 has been received by the Company in respect of 8,350,000 shares, of a total of 12,500,000 shares, issued through a private placement of common shares, with attached warrants, unit price of $1.20, consisting of one common share and one share purchase unit. At December 31, 2007 the placement was still subject to TSX Venture Exchange authorization. Subsequent to balance date approval has been received refer note 25(c).

NOTE 12 – INVENTORY

Total inventory comprises the following categories:

	2007	2006

	$	$
Oil	73,982	—
Share of joint operation and Company owned inventory	414,504	475,280

Closing net book value	488,486	475,280

During the year the Company has written off $195,020 (2006: $100,000) to recognize inventory at its net realizable value.

NOTE 13 – INVESTMENTS

The Company owns 1,495,660 shares (2006: 1,495,660) (approximately 0.21% of issued shares) in Rift Oil PLC, a company listed on the AIM stock exchange. As at December 31, 2007, the shares are recorded at the market value of $100,822 (2006: $136,528), and the loss is recognized in Other Comprehensive Income.

NOTE 14 – INTEREST EXPENSE

	2007 $	2006 $	2005 $

Preferred Shares	288,243	—	—
Loan interest	4,319,016	42,204	163
Capitalised interest	(475,359)	—	—

	4,131,900	42,204	163

The Company used its effective interest rate of 17% in 2007 to determine the amount of interest expense eligible for capitalization.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

NOTE 15 – RELATED PARTY TRANSACTIONS

Directors received a total remuneration of $159,705 during 2007 (2006: $124,000; 2005: $57,721).

The Company paid a former CEO (and Director) $54,000 during 2007 (2006: $nil) for the cancellation of options granted under a consultancy agreement which was terminated.

The Company incurred costs of $3,000 (2006: $54,923) on behalf of a Director providing consultancy services to the Company.

The Company paid a law firm, in which a Director is a Partner, $175,740 for legal and directorial services (2006: $42,538; 2005: $66,470).

The Company paid a company that employs a Director, $1,500 during 2006 (2005:$18,000) for financial services provided during the period prior to the resignation of the Director.

During 2006, the Company paid $25,221 (2005: $36,524; 2004: $37,553) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee.

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, which had a common director with the Company until January 2006, participates in certain oil and gas properties with the Company.

As part of its normal day to day operations the Company enters into transactions with joint operations for which it is operator. The noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

The only transactions that the Company enters into with its subsidiaries is the extension of non interest bearing loans, which are repayable on demand, and are written down to their recoverable amount at year end. Net advances of $14.1 million (2006: $12.7 million) are outstanding at balance date. The parent entity earns no revenue and incurs no expense from the subsidiaries.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

a)	Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company estimates that the total commitments under various agreements as at December 31, 2007 are $11,857,440.

The Company’s commitments under license obligations and other agreements are summarized as follows:

2007	Payments Due by Period $

Contractual and other obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Operating Leases	603,604	148,158	295,897	159,549	—

Joint Operations Commitments (1)	11,253,836	11,253,836	—	—	—

Total Contractual Obligations	11,857,440	11,401,994	295,897	159,549	—

(1)

The Joint operations commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint operations participants and has a contractual obligation to various joint operations participants for these current year exploration permit obligations.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

2006	Payments Due by Period $

Contractual and other obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Operating Leases	637,054	132,118	248,961	236,849	19,126

Joint Operations Commitments	19,369,150	19,369,150	—	—	—

Total Contractual Obligations	20,006,204	19,501,268	248,961	236,849	19,126

The Company’s share of commitments are as recorded on various license documents, but the Company may meet these commitments by various means which could include: farm out of major expenditures, farm out interests in the respective license, renegotiate terms of the license or seek further investor funds to meet the commitments listed. In view of this the Company’s share of expenditure required to be funded will not necessarily be the full amount of the commitment listed above.

b)	Potential Legal Proceedings

There are no material formal legal proceedings to which the Company is subject, nor are there any legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Company nor has a material interest adverse to the Company.

However, there are disputes and claims in existence involving the Company. These include claims made by Austral against third parties and by third parties against Austral. Some of these disputes and claims may result in litigation. As at December 31, 2007, these are:

i) Cheal Royalty: A dispute regarding the terms of a royalty payment required to be paid by the Company in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $436,500. The company is in the process of seeking legal advice regarding the claim and is also in discussion with the party entitled to receive the royalty payment about the terms of the arrangement;

ii) Cheal Project: A number of interrelated claims and issues with TAG Oil (NZ) Limited (“TAG”) concerning the Cheal shallow joint operations and the development of the Cheal production facility. The Company is seeking legal advice to enforce the payment by TAG of its share of outstanding capital expenditure for completion of the production facility (amounting to approximately NZ$500 thousand (US$388 thousand)) and also payment of TAG’s share of operating expenditure for operation of the facility for 2008. TAG have written to the Company alleging the Company is liable for compensation to TAG in the amount of approximately NZ$7.78 million (US$6.03 million). The Company refutes the requirement to pay compensation to TAG and has received legal advice supporting the Company’s position.

iii) Douglas Permit: A dispute with Rift Oil regarding the performance of Rift as Operator for the PPL 235 license in Papua New Guinea in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program and the way the joint operations should give effect to the requirements. The Company is in the process of discussing its concerns with Rift, seeking clarification of circumstances and endeavouring to negotiate a resolution of its concerns with the operator. The Company has obtained legal advice supporting its position and, should a satisfactory resolution not be possible in discussion with the operator, the Company will be reviewing its legal options. Rift has commenced preparation for the drilling of a well and has cash called the Company share of that cost. The Company has rejected the validity of the cash call and Rift has now issued a notice of default. Legal advice received by the Company has challenged the validity of the cash call and the notice of default. The Company is in parallel endeavouring to resolve the issue with its joint operations party by discussion and agreement.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

Previously, the Company was subject to a claim by another party to one joint operator that the party had an entitlement to purchase part of certain Company properties. This claim was withdrawn during 2007 without compensation payable by the Company.

c)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in this area.

d)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 17 – STOCKHOLDERS EQUITY

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

ISSUED AND FULLY PAID	NUMBER OF SHARES	$

Balance at December 31, 2004	17,720,045	32,683,328
Issued during 2005	4,946,408	10,815,968
Balance at December 31, 2005	22,666,453	43,499,296
Issued during 2006	5,097,834	6,546,231
Balance at December 31, 2006	27,764,287	50,045,527
Issued during 2007	4,651,855	5,868,194

Balance at December 31, 2007	32,416,142	55,913,721

During 2005, 4,000,000 units at $2.50 were issued by the Company for net proceeds of $9,551,629 under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company had the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company was greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days. All warrants expired unexercised in October 2006.

For the period ending 31 December, 2005 the Company received $125,000 from the exercise of 100,000 share options and transferred $11,598 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

For the period ending 31 December, 2005 the Company had received $11,264,339 from the conversion of 354,315 New Zealand public float warrants, 264,820 New Zealand special class warrants, 227,273 convertible note warrants, 4,000,000 private placement units and 100,000 exercised share options. Private placement expenses of $448,371 were deducted from common stock.

During 2006 the Company issued 5,007,000 common shares for proceeds of $6,509,100. Private placement expenses of $89,096 were deducted from common stock.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the period ending 31 December, 2006 the Company received $113,543 from the exercise of 90,834 share options and transferred $12,684 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

For the period ending 31 December, 2007, the Company received $360,000 from the exercise of 300,000 share options and transferred $219,453 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

During 2007 the Company issued a private placement for 2,500,000 common shares for cash proceeds of $3,250,000. Expenses of $202,004 were deducted from common stock.

On acquisition of IRM Ltd in 2007 the Company issued 1,851,855 shares as partial settlement for a value of NZ$3,000,000 ($2,240,745).

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was originally approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V, and confirmed unchanged, by the shareholders on August 22, 2007 and approved by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

The following stock options were outstanding at December 31, 2007:

NUMBER OF SHARES	TYPE OF OPTION	DATE FULLY VESTED	NUMBER VESTED DECEMBER 31, 2007	EXERCISE/WEIGHTED AVERAGE PRICE PER SHARE	EXPIRY DATE

12,500	vesting	15 October 2004	12,500	1.25	15 October 2008
200,000	vesting	1 December 2008	133,334	1.90	1 December 2010
40,000	vesting	1 January 2007	40,000	1.80	1 January 2011
40,000	vesting	1 January 2008	—	2.00	1 January 2011
40,000	vesting	1 January 2009	—	2.50	1 January 2011
10,000	vesting	2 February 2009	3,334	1.90	2 February 2011
400,000	vesting	1 November 2008	133,334	1.14	1 May 2012
50,000	vesting	1 December 2008	16,667	1.06	1 June 2012
150,000	vesting	11 December 2008	50,000	1.02	11 June 2012
100,000	vesting	2 July 2009	—	1.30	2 July 2012
100,000	vesting	6 August 2009	—	1.42	6 August 2012
60,000	vesting	14 March 2009	—	1.23	14 September 2012
545,000	vesting	14 March 2009	—	1.20	14 September 2012
160,000	vesting	14 September 2009	—	1.20	14 September 2012
30,000	vesting	8 October 2009	—	1.23	8 October 2012
50,000	vesting	8 April 2009	—	1.42	12 October 2012
150,000	vesting	30 September 2007	150,000	1.30	30 September 2010

2,137,500			539,169

The weighted average exercise price for options outstanding at December 31, 2007 is $1.32 (December 31, 2006: $1.62). During 2007, 300,000 options were exercised at an average exercise price of $1.20. (2006: 90,834 - average price $1.25).

The weighted average exercise price for options fully vested at December 31, 2007 is $1.46 (December 31, 2006: $1.31).

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

A summary of stock option activities for the years presented is as follows:

DESCRIPTION OF ACTIVITY	NUMBER OF OPTIONS	WEIGHTED AVERAGE/EXERCISE PRICE PER OPTION

Outstanding at December 31, 2005	1,475,000	$1.00 - $4.75
Granted in 2006: vesting	1,280,000	$1.20 - $2.50
Cancelled in 2006: vesting	(900,000)	$1.00 - $1.10
Exercised in 2006 : vesting (converted)	(90,834)	$1.25
Expired in 2006: vesting	(141,666)	$1.25 - $4.75

Outstanding at December 31, 2006	1,622,500	$1.20 - $2.75
Granted in 2007: vesting	1,795,000	$1.02 - $1.42
Cancelled in 2007: vesting	(450,000)	$1.20
Exercised in 2007 : vesting (converted)	(300,000)	$1.20
Forfeited in 2007: vesting	(500,000)	$1.50 - $2.75
Expired in 2007: vesting	(30,000)	$1.20 - $1.25

Outstanding at December 31, 2007	2,137,500	$1.02 - $2.50

c)	Stock Based Compensation

Stock option compensation expense of $604,514, has been recognized for 2007 (2006: $533,935 expense and 2005: $673,711 expense). The fair value of each stock option, granted after 1 January 2002, was estimated on the date of grant, using the Black-Scholes option-pricing model, and amortized over the vesting period using the following assumptions:

	2007	2006

Expected dividend yield	0.00%	0.00%
Expected price volatility	69.57% - 76.57%	73.60% - 76.40%
Risk-free interest rate	4.176% - 5.074%	3.86%
Expected life of option	5 years	2 to 5 years

The weighted average fair value of the options granted in 2007 was $0.76 (2006: $0.92).

d)	Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2007:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATE

2,500,000	$2.11	December 21, 2008

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

A summary of share purchase warrant activities for the years presented is as follows:

DESCRIPTION OF ACTIVITY	NUMBER OF WARRANTS	EXERCISE PRICE PER WARRANT

Outstanding at December 31, 2005	2,000,000	$3.50
Cancelled in 2006	(2,000,000)	$3.50
Granted in 2006	2,500,000	$2.11	(1)

Outstanding at December 31, 2006	2,500,000	$2.11
Cancelled in 2007	—	—
Granted in 2007	—	—
Outstanding at December 31, 2007	2,500,000	$2.11

(1)

Under the terms of the Investec Facility Agreement proceeds from the exercise of the warrants is to be applied firstly in extinguishment of any balance outstanding under the Junior Tranche at the time of exercise (refer Note 21).

As part of the term facility (refer note 19) 2,500,000 share purchase warrants were issued with an exercise price of $2.11. The fair value of these warrants was estimated at $1,676,000. This value, offset by the portion of debt raising expenses related to this, of $135,238, has been accounted for in the share purchase warrants reserve account.

Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized using the effective interest rate over the term of the loan.

e)	Preferred shares

On September 20, 2007 the Company completed a private placement of 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million. The preferred shares pay an annual cumulative dividend of 8%. At any time up to September 20, 2010 the holders have the right to convert each of their shares into one fully paid Common share. After this date the shares may be redeemed for cash at the request of the holder or the Company. A liability component of $9,508,523 representing the present value of the principal, less allocated transaction costs, is disclosed in Note 21. The residual of $491,477 is recognized in stockholders equity.

NOTE 18 – LOSS PER SHARE:

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the years ending:

	For the years ended December 31,

	2007	2006	2005

Numerator, net loss for the year	$(22,030,249)	$(13,406,828)	$(5,767,933)
Denominator:
Weighted-average number of shares -basic	29,877,550	23,327,042	19,489,336
Basic loss per share	$(0.74)	$(0.57)	$(0.30)

Denominator:
Weighted-average number of shares -diluted	29,877,550	23,327,042	19,489,336
Diluted loss per share	$(0.74)	$(0.57)	$(0.30)

Due to net losses incurred during 2007, 2006 and 2005 stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive. There were a total of 539,169 vested options outstanding at December 31, 2007. These vested options are currently antidilitive but, if exercised, these have the potential to dilute earnings of

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

future periods.

NOTE 19 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 34.12% (2006: 34.12%; 2005: 37.12%) and the provision for income taxes is as follows:

For the years ended December 31,	2007	2006	2005

Net loss for the year before tax	(22,030,249)	(13,406,828)	(5,767,933)

Benefit of tax at statutory rate	(7,516,721)	(4,574,410)	(2,141,057)
Foreign tax rate differential	844,398	132,705	166,205
Non-deductible stock based compensation expenditure	159,462	185,643	250,655
Other	358,220	771,337	47,592
Increase in valuation allowance	6,154,641	3,484,725	1,676,605

Income Tax Provision	—	—	—

In Canada the Company has net operating losses of approximately $11.7 million available for future reduction from taxable income derived in Canada, which expire as follows:

Net Operating Loss

2008	394,654
2009	413,314
2010	719,876
2011	1,131,645
2015	1,422,722
2026	1,148,110
2027	6,482,290

11,712,611

In addition, in Canada, at December 31, 2007, the Company has approximately $1.75 million of resource and other unused tax pools to offset future taxable income derived in Canada. The Company’s Canadian resource and other unused tax pools are available to the Company for an indefinite period.

The Company also has losses and deductions of approximately $47.48 million available to offset future taxable income derived in New Zealand. The Company’s losses and deductions that are available to offset future taxable income derived in New Zealand are available to the Company for an indefinite period, provided that the company maintains a 49% continuity of shareholding from the time that the losses and deductions are incurred until the point of offset against taxable income.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

The components of the net future income tax asset at December 31, 2007 are summarized below:

	2007 $	2006 $

Future income tax assets:
Net operating loss carry forwards	18,240,722	5,919,309
Property and equipment	(3,684,688)	1,896,532
Resource tax pool	598,127	503,038
Share issuance costs	165,384	171,805
Asset retirement obligation	624,927	351,634

Total gross future income tax asset	15,944,472	8,842,318
Less: Valuation allowance	(15,944,472)	(8,842,318)

Net future income tax asset	—	—

Future income tax liabilities:
Property and equipment acquired	3,994,013	2,018,969

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and other deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the ability to realize the future tax assets based on actual and forecasted operating results.

NOTE 20 – PREPAID GAS AGREEMENT

The Company is a party to two prepaid gas agreements, each with differing terms and obligations:

(a) On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,550,400) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,550,400) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint operations PEP 38736. This property has nil carrying value as at December 31, 2007.

In the event that insufficient gas is delivered to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate. As the outstanding balance refundable at April 2, 2013 can not be reliably estimated no interest has been accrued at balance date. As at December 31, 2007, the Company had delivered gas worth NZ$160,682 ($124,559), (2006: NZ$157,565).

(b) On February 4th, 2004, Arrowhead Energy Ltd, a company acquired on December 22nd, 2006, entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,500,000 (approximately $1,938,000) to fund Arrowhead’s development programs. Arrowhead is obliged to deliver NZ$2,500,000 (approximately $1,938,000) of gas to the issuer, under the Kahili Gas Sales Agreement and

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

the Cheal Gas Sales Agreement, negotiated in 2007. Under the terms of the gas prepayment agreement the issuer has exclusive rights to purchase all gas that Arrowhead is entitled to from the Kahili and Cheal gas fields, at the gas price determined within the Kahili Gas Sales Agreement.

The obligations of Arrowhead under the gas prepayment agreement survive the repayment of the advance. The gas prepayment agreement can only be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid. The prepayment is secured under a registered charge over Arrowhead Energy Ltd’s 33% interest in the Cheal joint operations PMP 38156 and its 25% interest in the Kahili joint operations PMP 38153 and supported by a guarantee of NZ$2,500,000 provided by Investec Bank (Australia) Ltd. As at December 31, 2007, Arrowhead Energy Ltd had delivered gas worth NZ$14,163 ($10,978), (2006: NZ$11,204).

In summary:

	2007 $	2006 $

Current Liability	831,040	1,047,108
Non Current Liability	2,521,823	2,330,660

	3,352,863	3,377,768

The balances outstanding in respect to the prepaid gas agreements are denominated in New Zealand dollars and translated at year end exchange rate and therefore are subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate. The portion of the prepayments that are estimated to be satisfied by delivery of gas within the next twelve months have been classified as a current liability.

NOTE 21 – DEBT

(a) Investec Loan

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd (Investec). Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan.

The facility was structured into three tranches:

(i)	$18,000,000 ‘Senior tranche’ The interest rate prior to project completion is LIBOR plus 2.00% (post completion LIBOR plus 1.75%),

(ii)	$5,000,000 ‘Junior tranche. The interest rate prior to project completion is LIBOR plus 4.00% (post completion LIBOR plus 3.5%,

(iii)	NZ$2,500,000 ‘Guarantee tranche’. The interest rate prior to project completion is 2.00% (post completion 1.75%)

The original term of the facility was 4 years with the remaining principal repayments anticipated as follows:

	SENIOR TRANCHE	JUNIOR TRANCHE
	$	$

2008	7,950,000	—
2009	5,700,000	—
2010	—	5,000,000

	13,650,000	5,000,000

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

As at 31 December, 2007 the status of the facility was as follows:

$
Drawdown in year ended December 31, 2006	15,738,000
Drawdown in year ended December 31, 2007	7,262,000
Loan Repayment in year ended December 31, 2007	(4,350,000)

Balance December 31, 2007	18,650,000

As a result of the company’s breach of several covenants the loan, as at 31 December 2007, has been reclassified as a current liability. Accordingly the unamortised costs associated with the facility have been expensed in total rather than amortised over the period of the loan. In addition the restricted cash held in a “Debt Service Reserve Account” has been classified as a current asset which can ultimately be applied to the principal outstanding.

In 2007 the Company had continued to operate under the facility having received various time extension waivers with respect to meeting the various facility covenants. These waivers have now expired and have not been renewed. Under the terms of the facility Investec can demand both repayment of the principal outstanding and the closing out of the oil swaps, (refer below).

The breach of covenants result from the continuing delays in completing the Cheal Oil project. The key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios.

As a result of the Company’s breach of several covenants the original terms have been renegotiated between the Company and Investec. The Company and Investec have agreed to restructure the facility, with the key financial terms requiring a principal payment of US$4.2 million on March 31 2008 (reflecting the scheduled US$2.2 million due; and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition a further US$3.5 million will be paid on completion of the announced sale of PNG Stanley (PRL 4) and PRL 5 assets (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity). The interest rate margin will increase to by an additional 2% on the total principal outstanding for the period January 31 to June 30 2008 inclusive. In addition Investec will be issued with shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

The renegotiated principal repayments are anticipated as follows:

	SENIOR TRANCHE	JUNIOR TRANCHE
	$	$

2008	11,400,000	—
2009	2,250,000	—
2010	—	5,000,000

	13,650,000	5,000,000

Other key terms of the original loan facility are set out below.

The Company established a ‘Debt Service Reserve Account’ which has been funded with $3,000,000. Upon the Senior Tranche final maturity date the balance in the account can be reduced to $1,500,000 with the $1,500,000 released being applied as a principal prepayment of the Junior Tranche. The remaining $1,500,000 will be applied in repayment of the Junior Tranche on the Junior Tranche maturity date.

The Guarantee Tranche matures on the earlier of the day on which the exposure under the Arrowhead

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

Energy Ltd Prepaid Gas Agreements (refer Note20(b)) reduces to nil or the day on which the project loan facility is repaid.

As part of the facility Austral issued 2.5 million warrants to Investec Bank at an exercise price of US$2.11. The price was calculated as a 30% premium to the 30 day weighted average share price (per AMEX trading) for the period immediately prior to the acceptance date (by Austral) of the facility. The warrants expire on December 21, 2008 and entitle the holder to acquire one common share for each warrant held. If the warrants are exercised by Investec the proceeds are initially to be used to repay any Junior tranche balance outstanding with any excess funds being available to Austral for general usage.

Costs of $1,279,731 were incurred in relation to the financing. Of this amount, $135,238 was attributed to the equity related portion of the funding, $12,271 amortized in 2006, and the remainder of $1,132,222 included within the current term liability balance in the Consolidated Balance Sheets. The unamortized costs at December 31, 2007 have now been expensed.

A summary of the accounting treatment of the debt raising is as follows:

	Current $	Non-Current $	Total $

Balance outstanding at January 1, 2007	6,550,000	9,188,000	15,738,000
Fair value of warrants at January 1, 2007	—	(1,676,000)	(1,676,000)
Prepaid expenses at January 1, 2007	(283,056)	(849,166)	(1,132,222)

At January 1, 2007	6,266,944	6,662,834	12,929,778
Drawdowns to December 31, 2007	—	7,262,000	7,262,000
Repayments to December 31, 2007	(4,350,000)	—	(4,350,000)
Transfer to current	16,450,000	(16,450,000)	—
Amortisation to December 31, 2007	283,056	2,525,166	2,808,222

Reported balance December 31, 2007	18,650,000	—	18,650,000

A product price hedging program (‘Risk Management Facility’) was entered into by the Company to mitigate its exposure to lower US dollar oil prices throughout the term of the facility. Full details of this are included in Note 22.

As at December 31, 2007 security for the facility is over all present and after-acquired property of the Company. Following the completion of certain events, security will be reduced to the interests of the Company within the Cheal project, the Cheal project documents, the Risk Management Facility, the Debt Service Reserve Account and the Proceeds Accounts.

(b) Preferred Shares

The Company issued 7,692,308 preferred shares on 20 September 2007 at a price of $1.30, for total proceeds of $10,000,000. The shares are convertible one-for-one into the Company’s common shares for a three-year period. They have a fixed preferential cumulative dividend of 8% per year, payable six monthly. After 3 years the holder can request redemption or the Company can redeem the shares. Refer Note 25 (f).

The Company initially recognised $9,508,523 and associated liability portion of deferred costs as a liability. The balance of the Preferred shares of $491,477 is recorded as equity.

The broker, Morgan Keegan was paid fees of $150,000 and was issued 150,000 warrants in September 2007 vesting on issue at a strike price of $1.30. AMEX, TSX and NZX fees were also paid. Related costs totalled $302,376 allocated to liability $291,737 and equity $10,639.

At balance date total accrued arrears on fixed preferential dividends is $222,222.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

2007 $

Liability portion of preferred shares	9,508,523
Liability portion of deferred costs	(291,737)
Amortisation	66,021

Reported balance December 31, 2007	9,282,806

NOTE 22 – FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company has entered into a series of put and call options and forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of debt (refer Note 21). As the put and call options and forward sales contracts hedge commodity price against the WTI Crude Futures Contract the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting. As a consequence the $7,297,626 (2006: $455,685) net reduction in the fair value of the derivative instruments has been recognized in the Statements of Operations and Deficit in the current period.

The Company’s outstanding contracts for derivative instruments, and the related fair values at December 31st, 2007 were as follows:

	QUANTITY (BARRELS)	MATURITY DATE	AVERAGE PRICE US$ PER BBL	FAIR VALUE AT DECEMBER 31, 2007

Crude oil forward sales	323,700	January 2008 - December 2010	65.10	(7,753,311)

At December 31, 2007, the loss has been categorized as a current liability as Investec may require it to be immediately settled given the status of the loan (see Note 21).

	QUANTITY (BARRELS)	MATURITY DATE	AVERAGE PRICE US$ PER BBL	FAIR VALUE AT DECEMBER 31, 2006

Crude oil put options	72,000	April 2007 - June 2007	64.00	210,416
Crude oil forward sales	417,600	July 2007 - December 2010	65.10	(666,101)

At December 31, 2006 the loss was categorized by current $75,781 and non-current $590,320.

Exposure to credit, interest rate, foreign currency risk, commodity price and liquidity risk arises in the normal course of the Company’s business.

(a) Credit Risk

Credit risk arises from cash and cash equivalents, and deposits with banks, as well as credit exposures to customers, including outstanding receivables and committed transactions. Investments are to be made only with approved third party financial institutions. A significant portion of the Company’s accounts receivable, $1,949,355 (2006: $347,216) is due from one oil and gas customer. Credit quality of this customer is assessed taking into account its financial position, past experience and other factors. The table below shows the balance of the major counterparties at balance sheet date.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

	December 31, 2007	December 31, 2006

	$	$
Cash and cash deposits
ASB Bank Limited	2,324,920	2,629
ANZ National Bank Limited	2,002,411	3
Bank of New Zealand	3,004,870	—

	7,332,201	2,632
Receivables
Swift Energy New Zealand Limited	1,949,355	347,216
Cheal Petroleum Limited	28,872	4,410
Joint operations parties	3,711,052	1,066,445

	5,689,279	1,418,071

Of the amount owed by the joint operations parties, $930,000 was loaned by the Company to the joint operations due to the dispute with TAG see Note 16 b) ii). This was repaid on March 7, 2008. The balance is owed by joint operations where the Company is operator and the company does not expect any losses from these counterparties, therefore no impairment loss has been recorded.

(b) Interest Rate Risk

Effective Interest Rates and Repricing Analysis

In respect of financial assets and financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

	WEIGHTED AVERAGE EFFECTIVE INTEREST RATE		FIXED INTEREST RATE		FLOATING INTEREST RATE MATURING 1 YEAR		FLOATING INTEREST RATE MATURING 1 - 2 YEARS		FLOATING INTEREST RATE MATURING 2 - 5 YEARS		NON-INTEREST BEARING		TOTAL
	2007%	2006%	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $

Financial Assets

Cash and Cash equivalents	3.25%	2.57%	—	—	9,019,812	7,144,943	—	—	—	—	—	—	9,019,812	7,144,943

Restricted Cash	3.70%	4.70%	—	—	3,000,000	—	—	—	—	3,000,000	—	—	3,000,000	3,000,000

Financial Instruments	4.75%	5.25%	—	210,416	—	—	—	—	—	—	—	—	—	210,416
Prepaid expenses and deposits	—	—	—	—	—	—	—	—	—	—	805,527	500,572	805,527	500,572

Investments	—	—	—	—	—	—	—	—	—	—	100,822	136,528	100,822	136,528

Accounts receivable	—	—	—	—	—	—	—	—	—	—	5,689,279	1,418,071	5,689,279	1,418,071

Total Financial Assets	3.31%	3.20%	—	210,416	12,019,812	7,144,943	—	—	—	3,000,000	6,595,628	2,055,171	18,615,440	12,410,530

Financial Liabilities

Accounts payable and accrued liabilities	—	—	—	—	—	—	—	—	—	—	11,226,465	3,839,736	11,226,465	3,839,736
Net Cash in Advance	—	—	—	—	—	—	—	—	—	—	9,679,614	—	9,679,614	—
Financial Instruments	—	—	—	—	—	—	—	—	—	—	7,753,311	666,101	7,753,311	666,101
Loans and borrowings	7.85%	15.81%	—	—	18,650,000	—	—	6,266,944	—	6,662,834	—	—	18,650,000	12,929,778

Asset retirement obligation	—	—	—	—	—	—	—	—	—	—	2,083,090	1,065,559	2,083,090	1,065,559
Prepaid gas revenue	—	—	—	—	—	—	—	—	—	—	3,352,863	3,377,768	3,352,863	3,377,768
Long term debt	11.19%	—	9,282,806	—	—	—	—	—	—	—	—	—	9,282,806	—

Total Financial Liabilities	8.25%	15.81%	9,282,806	—	18,650,000	—	—	6,266,944	—	6,662,834	34,095,343	8,949,164	62,028,149	21,878,942

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest rate risk mainly arises from interest bearing borrowings. At December 31, 2007 if interest rates had been 100 basis points higher/lower with all other variables held constant, loss for the year would have been $159,980 higher or lower.

Following the recognition of the debt facility loan as current in 2007 the weighted average effective interest rate represents coupon rate. 2006 comprises borrowing costs, discounts and coupon rate.

c) Foreign Currency Risk

The Company is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than United States dollars. The currency giving risk to this risk is primarily New Zealand dollars. The Company has not entered into any forward exchange contracts as at December 31, 2007 and is currently fully exposed to foreign exchange risk.

d) Commodity Price Risk

The Company is exposed to oil price risk on sales as part of its normal operations. The Company has entered into forward arrangements to manage this risk. A fluctuation in oil prices at 10% from closing would result in an unrealized derivative gain/loss of $2,794,504.

e) Liquidity Risk

The Company manages liquidity by monitoring present cash flows and ensuring that adequate cash reserves, financing facilities and equity raisings are undertaken to ensure that the Company can meet its obligations.

The table below analyses the Company’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Over 5 years
	2007	2006	2007	2006	2007	2006	2007	2006

	$	$	$	$	$	$	$
Preferred shares	800,000	—	800,000	—	10,576,438	—	—	—
Loan	19,312,984	5,558,281	—	7,010,174	—	5,629,964	—	—
Financial instruments	4,208,722	75,781	2,133,667	321,044	1,410,922	269,275	—	—
Trade and other payables	11,226,465	3,839,736	—	—	—	—	—	—
Net cash in advance	9,679,614	—	—	—	—	—	—	—
Prepaid gas agreement	831,040	1,047,108	1,686,774	1,629,940	835,049	598,434	—	102,286

	46,058,825	10,520,906	4,620,441	8,961,159	12,822,409	6,497,673	—	102,286

Financial instruments, as derivatives, are classified in the balance sheet as current liabilities at December 31, 2007. As above maturity analysis is based on the contractual production profile, representing the expected maturity.

As a result of several breaches in covenants the loan has been classified as current. The Company is in negotiation with Investec to establish new repayment terms refer Note 21.

f) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide the basis from which to grow the Company.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

In order to maintain or adjust the capital structure the Company may effectively raise funds through a mix of public offerings, private placements, farm-outs, and/or the sale of assets. Such fund raising may be applied to both its exploration and development programme and/or to reduce its debt.

Consistent with others in the industry, the Company endeavours to fund exploration activity from equity whilst managing a balance of debt and equity to finance development assets.

The Company’s policies in respect of capital management are reviewed regularly by the Board of Directors. There have been no material changes in the Company’s management of capital during the year.

g) Classification and fair values

The net fair values of assets and liabilities of the Company approximate their carrying amounts. The net fair value of other monetary financial assets and liabilities are based on market prices. The Company has no off-balance sheet financial instruments.

2007	Trading	Loans and receivables	Available-for- sale	Other amortized cost	Total carrying amount/Fair value
	$	$	$	$	$
Assets
Current
Cash and cash equivalents (Note 6)	—	9,019,812	—	—	9,019,812
Accounts receivable (Note 10)	—	5,689,279	—	—	5,689,279
Restricted cash (Note 6)	—	3,000,000	—	—	3,000,000
Prepaid expenses and deposits	—	805,527	—	—	805,527

Total Current Assets	—	18,514,618	—	—	18,514,618

Non-current
Investments (Note 13)	—	—	100,822	—	100,822

Total Assets	—	18,514,618	100,822	—	18,615,440

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	—	—	—	11,226,465	11,226,465
Net Cash in Advance (Note 11)	—	—	—	9,679,614	9,679,614
Financial instruments (Note 22)	7,753,311	—	—	—	7,753,311
Asset retirement obligation (Note 9)	—	—	—	845,422	845,422
Current debt (Note 21)	—	—	—	18,650,000	18,650,000
Prepaid gas revenue (Note 20)	—	—	—	831,040	831,040

Total Current Liabilities	7,753,311	—	—	41,232,541	48,985,852

Non-current
Prepaid gas revenue (Note 20)	—	—	—	2,521,823	2,521,823
Asset retirement obligations (Note 9)	—	—	—	1,237,668	1,237,668
Long term debt (Note 21)	—	—	—	9,282,806	9,282,806

Total Liabilities	7,753,311	—	—	54,274,838	62,028,149

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

2006	Trading	Loans and receivables	Available-for- sale	Other amortized cost	Total carrying amount/Fair value
	$	$	$	$	$
Assets
Current
Cash and cash equivalents (Note 6)	—	7,144,943	—	—	7,144,943
Accounts receivable (Note 10)	—	1,418,071	—	—	1,418,071
Financial instruments (Note 22)	210,416	—	—	—	210,416
Prepaid expenses and deposits	—	500,572	—	—	500,572

Total Current Assets	210,416	9,063,586	—	—	9,274,002

Non-current
Investments (Note 13)	—	—	136,528	—	136,528
Restricted cash (Note 6)	—	3,000,000	—	—	3,000,000

Total Assets	210,416	12,063,586	136,528	—	12,410,530

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	—	—	—	3,839,736	3,839,736
Financial instruments (Note 22)	75,781	—	—	—	75,781
Current debt (Note 21)	—	—	—	6,266,944	6,266,944
Prepaid gas revenue (Note 20)	—	—	—	1,047,108	1,047,108

Total Current Liabilities	75,781	—	—	11,153,788	11,229,569

Non-current
Financial instruments (Note 22)	590,320	—	—	—	590,320
Prepaid gas revenue (Note 20)	—	—	—	2,330,660	2,330,660
Asset retirement obligation (Note 9)	—	—	—	1,065,559	1,065,559
Long term debt (Note 21)	—	—	—	6,662,834	6,662,834

Total Liabilities	666,101	—	—	21,212,841	21,878,942

The carrying value of the preferred shares was determined September 20, 2007, and movements in fair value subsequent are not expected to be material. As the prepaid gas revenue could be fully satisfied in the current year, carrying value was deemed to be not materially different from fair value.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

NOTE 23 - SEGMENT INFORMATION

The Company operates in one industry: petroleum, exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2007	CANADA	NEW ZEALAND	AUSTRALIA	PAPUA NEW GUINEA	TOTAL COMPANY

	$	$	$	$	$

Production income:

Oil and gas sales	—	7,342,678	—	—	7,342,678

Net realised derivative loss	—	(1,030,926)	—	—	(1,030,926)

Royalties	—	(388,777)	—	—	(388,777)

Net Revenue	—	5,922,975	—	—	5,922,975

Interest income	—	268,272	—	1,287	269,559

Joint operation recoveries	—	1,631,676	—	—	1,631,676

Other income	—	104,822	—	—	104,822

Foreign exchange loss	(115,987)	(415,994)	—	(49,247)	(581,228)

Unrealised derivative loss	—	(7,297,626)	—	—	(7,297,626)

Administrative expenses	(1,130,915)	(6,089,640)	—	(23,638)	(7,244,193)

Interest expense	(288,243)	(3,843,657)	—	—	(4,131,900)

Amortization	—	(129,555)	—	—	(129,555)

Production costs	—	(2,968,000)	—	—	(2,968,000)

Depletion	—	(4,378,105)	—	—	(4,378,105)

Oil and gas exploration expenditure	—	(2,483,292)	—	(745,382)	(3,228,674)

Net loss	(1,535,145)	(19,678,124)	—	(816,980)	(22,030,249)

Goodwill	—	2,018,969	—	—	2,018,969

Property and equipment	—	41,095,251	—	513,914	41,609,165

Current assets	4,892	18,372,708	—	625,504	19,003,104

Non-current assets	—	100,822	—	—	100,822

Total assets	4,892	61,587,750	—	1,139,418	62,732,060

Total liabilities	19,672,639	45,609,425	—	740,099	66,022,162

Specific Items:

Purchase of property and equipment	—	34,414	—	—	34,414

Acquisition costs	—	7,663,330	—	—	7,663,330

Capital expenditure	—	17,067,690	—	497,853	17,565,542

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

2006	CANADA	NEW ZEALAND	AUSTRALIA	PAPUA NEW GUINEA	TOTAL COMPANY

	$	$	$	$	$

Production income:

Oil and gas sales	—	911,931	—	—	911,931

Royalties	—	(40,899)	—	—	(40,899)

Net Revenue	—	871,032	—	—	871,032

Interest income	980	436,299	—	—	437,279

Joint operation recoveries	—	1,043,666	—	—	1,043,666

Foreign exchange loss	(2,071)	(1,822,823)	(81,320)	(67,436)	(1,973,650)

Unrealised derivative loss	—	(455,685)	—	—	(455,685)

Administrative expenses	(1,376,233)	(1,871,392)	(59,000)	(839,242)	(4,145,867)

Interest and accretion expense	—	(72,229)	—	(188)	(72,417)

Amortization	—	(92,874)	—	(13,677)	(106,551)

Production costs	—	(485,447)	—	—	(485,447)

Depletion	—	(347,206)	—	—	(347,206)

Oil and gas exploration expenditure	—	(5,232,887)	—	(2,939,094)	(8,171,981)

Net loss	(1,377,324)	(8,029,546)	(140,320)	(3,859,637)	(13,406,827)

Goodwill	—	2,018,969	—	—	2,018,969

Property and equipment	—	20,853,539	—	—	20,853,539

Current assets	1,602	9,552,132	—	195,548	9,749,282

Non-current assets	—	3,136,528	—	235,353	3,371,881

Total assets	1,602	35,561,168	—	430,901	35,993,671

Total liabilities	270,186	23,273,419	848	353,458	23,897,911

Specific Items:

Purchase of property and equipment	—	259,902	—	—	259,902

Capital expenditure	—	19,565,262	—	—	19,565,262

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

2005	CANADA	NEW ZEALAND	AUSTRALIA	PAPUA NEW GUINEA	TOTAL COMPANY

	$	$	$	$	$
Production income:

Oil and gas sales	—	1,779,454	—	—	1,779,454

Royalties	—	(74,930)	—	—	(74,930)

Net Revenue	—	1,704,524	—	—	1,704,524

Interest income	6,113	450,077	—	4,221	460,411

Joint operation recoveries	—	1,093,417	—	—	1,093,417

Other income	—	83,612	—	—	83,612

Foreign exchange loss	(10,794)	(641,463)	(69,527)	(69,450)	(791,234)

Administrative expenses	(1,716,156)	(1,748,721)	(12,199)	(158,267)	(3,635,343)

Interest and accretion expense	—	(18,359)	—	—	(18,359)

Amortization	—	(49,056)	—	(1,978)	(51,034)

Production costs	—	(848,174)	—	—	(848,174)

Depletion	—	(61,979)	—	—	(61,979)

Oil and gas exploration expenditure	—	(3,610,036)	(12,745)	(80,993)	(3,703,774)

Net loss	(1,720,837)	(3,646,158)	(94,471)	(306,467)	(5,767,933)

Property and equipment	—	3,481,259	—	32,276	3,513,535

Current assets	198,900	16,523,225	2,041	54,592	16,778,758

Non-current assets	—	83,612	—	—	83,612

Total assets	198,900	20,088,096	2,041	86,868	20,375,905

Total liabilities	198,446	3,323,162	8,786	4,083	3,534,477

Specific Items:

Purchase of property and equipment	—	397,947	—	32,276	430,223

Capital expenditure	—	1,100,177	—	—	1,100,177

NOTE 24 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $7,246,058 (2006: $875,247, 2005: $1,769,421) to Swift Energy (NZ) Limited during the year.

During 2007 the Company made $4,710 gas deliveries (2006: Nil) to Vector Gas Ltd under the prepaid gas agreements (refer to Note 20).

NOTE 25 - SUBSEQUENT EVENTS

The following events have occurred since December 31, 2007:

(a)	Peter Hazledine has been appointed to the board of directors from January 1, 2008.

(b)

Kanuka Energy Limited and Arrowhead Energy Limited which are both subsidiaries of Austral Pacific Energy (NZ) Limited were amalgamated with Totara Energy Limited with effect from February 1, 2008. Totara Energy Limited is the surviving company.

(c)

On February 28, 2008 a private placement of 12,500,000 shares with 12,500,000 warrants attached was completed at a unit price of $1.20 per unit. A unit consists of one common share and one share purchase warrant. The warrants are convertible one-for-one into common stock for twelve months from closing at exercise price of $2.25. At the balance sheet date $9,679,614 had been received and recorded as net cash received in advance.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

(d)	The conditional sale of the Company’s interests in PNG Stanley (PRL 4) and PRL 5 assets for US$3.5 million.

(e)

The Company has entered into an agreement to purchase an additional 5.1% of the Cardiff permit to bring the total share to 50%. The payment of NZ$400,941 consists of the purchase price of $119,000 and the Company’s share of outstanding cash calls at time of purchase of NZ$281,941. This acquisition is subject to the completion of a third party transaction related to this permit.

(f)

The Company has reached an agreement in principle with the holders of the preferred shares for the conversion of the preferred shares into convertible debentures, with effect from January 1, 2008. The convertible debentures would have similar commercial terms, but would not be entitled to any voting rights. The conversion will be subject to a number of conditions precedent, including the approval of the TSX.

(g)

Following on from the successful workover of the Cardiff 2A ST-1 well to isolate the K3E formation at the end of 2007, testing operations commenced in late February 2008. The initial clean up phase has been completed and the well has now been shut-in. The shut-in period is expected to be 3-4 weeks and will provide further pressure data. The follow-up operations will depend on the interpretation of this and all available information.

NOTE 26 - DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

a)          Reconciliation to NZ IFRS

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects with New Zealand International Financial Reporting Standards (NZ IFRS).

Austral Pacific Energy Limited’s consolidated financial statements were previously reconciled to New Zealand FRS up until December 31, 2006. The Company has reconciled its financial statements to NZ IFRS following New Zealand adoption of NZ IFRS.

This reconciliation of the Company’s financial statements provides the adjustments and additional disclosures required to make the financial statements comply with all material aspects and requirements of NZ IFRS.

In preparing the comparative information, management has amended certain accounting and valuation methods applied in the Canadian GAAP financial statements to comply with NZ IFRS. The comparative figures for 2006 have been restated to reflect these adjustments in the reconciliation between Canadian GAAP and NZ IFRS in note 26 c).

Although the Company has not adopted NZ IFRS as its basis of accounting, NZ IFRS 1, First-time Adoption of NZ IFRS, has been applied to illustrate the impact of NZ IFRS adoption. This comparative information has been prepared in accordance with those NZ IFRS standards and New Zealand International Financial Reporting Interpretation Committee (NZ IFRIC) interpretations that were issued and effective at December 31, 2007.

Applying NZ IFRS has led to adjustments to the Company’s net deficit and stockholders equity/(deficit) due to significant variances in accounting treatment disclosed separately.

The impact on basic and diluted earnings/(loss) per share under NZ IFRS was a $0.01 decrease in basic and diluted loss per share for 2007 ($0.02 decrease for 2006) due to the variances in accounting treatments disclosed separately.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

b)	Significant accounting policies

i)	Share based payments

Under NZ IFRS an entity is required to recognize a proportionate share of the fair value of the share based payments, determined on the date the option was granted, based on management expectation for those options to vest. Under Canadian GAAP the effect of options failing to vest, due to service conditions not being met, are not recognized until they are forfeited. The net effect of the two methods of treatment is a net decrease in employee benefits expense of $209,962 and a corresponding decrease to contributed surplus in stockholders equity of the same amount. The difference in accounting treatments is summarized in the table below.

Stock based compensation	Canadian GAAP $	NZ IFRS $	Adjustment to expenses

For the year ended 31 December 2004	11,450	6,884	(4,566)
For the year ended 31 December 2005	673,711	625,566	(48,145)
For the year ended 31 December 2006	533,935	348,599	(185,336)
For the year ended 31 December 2007	531,541	559,626	28,085

Total effect of adjustment			(209,962)

ii)	Asset Retirement Obligation Provision

In remeasuring an asset retirement obligation for the passage of time, Canadian GAAP requires remeasurement based on the estimated discount rate equivalent to risk free rate adjusted for credit margin, when the liability was initially measured. NZ IFRS requires the use of current market assessed discount rates which are applied to the total obligation. The applied discount rate has to be revised annually.

The impact of the two methods of treatment of provisions for asset retirement obligation (ARO) is: a reduction in the provision for ARO, a reduction in property, plant and equipment (PPE) and foreign exchange variation, a reduction in accretion expense, and an increase in interest expense as summarized in the table below:

	2007 $	2006 $	January 1, 2006 $

Current Liability	845,422	—	—
Non Current Liability	1,237,668	1,065,559	337,075

Total Under Canadian GAAP Recognition	2,083,090	1,065,559	337,075

NZ IFRS Adjustments
Opening NZ IFRS balance bought forward	(426,239)	(18,432)	—
Revision in estimated obligation	(29,594)	(420,940)	(14,404)
Adjustment to accretion expense	(123,795)	(46,118)	(18,196)
Adjustment to interest expense	148,337	59,870	14,184
Adjustment to foreign exchange loss	(41,340)	(619)	(16)

Total Adjustments	(472,631)	(426,239)	(18,432)

Current Liability	845,422	—	—
Non Current Liability	765,037	639,320	318,643

Total Under NZ IFRS Recognition	1,610,459	639,320	318,643

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

iii)	Deferred Tax

Deferred tax from property and equipment acquired

Under Canadian GAAP, the Company has recognized deferred tax on temporary differences arising on acquisition of assets where the carrying amount of the plant and equipment acquired exceeds the tax base. NZ IFRS provides for a specific exemption from deferred tax liability initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/(loss) nor taxable profit/(tax loss).

As the acquisition of IRM assets and liabilities meets the NZ IFRS exemption criteria, the recognition of deferred tax liabilities in relation to assets acquired under Canadian GAAP needs to be reversed under NZ IFRS.

Deferred tax from preferred shares

NZ IFRS requires the recognition of taxable temporary differences arising from the initial recognition of an equity component of preferred shares.

The tax base of the preferred shares issued by the company during 2007 is equal to their liability component initially recognized; however, the carrying amount is the sum of both the equity and liability components. As the carrying amount of the preferred shares exceeds their tax base, a deferred tax liability is recognized under NZ IFRS. This deferred tax recognition has been charged directly to preferred shares equity component. Canadian GAAP specifies an exemption for recognition of such deferred tax liability when the enterprise is able to settle the instrument without the incidence of tax; therefore, this creates a reconciling difference under NZ IFRS.

A summary of these adjustments is as follows:

2007	Deferred tax liability	PPE	Preferred Shares	Foreign exchange loss

	$	$	$	$
As at December 31 under Canadian GAAP	3,994,013	—	480,838	—
Reversal of deferred tax liability recognised on net asset acquisition	(1,774,006)	(1,749,977)	—	(24,029)
Recognition of defferred tax liability on issue of preferred shares	152,267	—	(147,443)	4,824

Net adjustment	(1,621,739)	(1,749,977)	(147,443)	(19,205)

As at December 31 under NZ IFRS	2,372,274		333,395

Note: -	Foreign exchange loss is affected by other NZ IFRS adjustments therefore no reconciliation of closing balances is provided in this table.

-	All NZ IFRS adjustments to PPE are summarised in note 26 b) iv)

iv)	Impairment of Property and Equipment

Under Canadian GAAP, an impairment loss should be recognized when the carrying amount is not recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

NZ IFRS requires (i) an impairment to be recognized when the recoverable amount of an asset (cash generating unit) is less than the carrying amount: (ii) the impairment loss to be determined as the excess of the carrying amount above the recoverable amount (the higher of fair value less costs to sell and value in use, calculated as the present value of future cash flows from the asset), and (iii) the reversal of an impairment loss when the recoverable amount increases.

Management has determined that the cash generating units (CGU’s) for the Company are determined

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

on a field by field basis, and that the fair value of gas and oil fields is most appropriately measured using the value in use method. This method has been selected due to the lack of an observable market price for oil fields, and the more readily available independent data relating to reserves and the observable markets for gas and oil.

The Company’s goodwill arose solely on the acquisition of Arrowhead Energy Limited during the 2006 financial year. This acquisition only increased the Company’s share of the Cheal field (permit number PMP 38156-01). Hence the Company’s total goodwill of $2,018,969 has been allocated to the “Cheal” cash generating unit.

The key assumptions management has made in determining the CGU’s values in use are based on independent appraisals estimating the quantity’s of total proved and probable gas and oil reserves present, and the forward curve price for oil. Management have used past experience to estimate the required capital and operating expenditure to extract the oil and gas, and have adjusted these costs for foreign exchange fluctuations using the Bloomberg’s forward foreign exchange model, and factored inflation at 3%.

The projected estimates of cash flows from the CGU’s have been determined based on the expected life of the reserves. For the Cheal CGU these projections are based on an expected life of 12 years. The growth rate used for extrapolating cash flows significantly exceeds the long term average growth rate for the oil industry due to the stage of completion of the Cheal wells and the anticipated increase in production now that the well is fully operational.

The discount rate applied to the cash flows is 17% based on the Company’s a pre tax risk free rate with a credit margin to compensate for the operating risk of the field.

The impairment testing undertaken concluded that no impairment exists for the 2007 year.

v)	Exploration and evaluation expenditure

Under Canadian GAAP capitalized exploration and evaluation costs has been disclosed as capital expenditure or acquisition costs as part of property and equipment. Under NZ IFRS these costs would be separately disclosed as an intangible asset.

vi)	Property and equipment differences between Canadian GAAP and NZ IFRS

The adjustments to asset retirement obligations and deferred tax under NZ IFRS had further impacts on the capitalized cost, exploration and evaluation expenditure, depletion expense, which are summarized in the table below:

	2007	2006
	$	$

As at December, 31 under Canadian GAAP	41,609,165	20,853,539

Adjustment bought forward	(226,678)	(11,990)
Revision in asset retirement obligations	(29,594)	(420,940)
Adjustment to depletion expense	—	4,368
Adjustment to exploration and evaluation expenditure	—	201,884
Adjustment for deferred tax liability derecognition	(1,749,977)	—

Net Adjustment	(2,006,249)	(226,678)

As at December, 31 under NZ IFRS	39,602,916	20,626,861

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

vii) Held for Sale Financial Assets

During 2006 the Company treated an oil rig in Papua New Guinea as held for sale and classified this as a non current asset on the 2006 balance sheet under Canadian GAAP. Under NZ IFRS this asset has been reclassified as current in the 2006 balance sheet.

viii) Income and expenses recognized directly in equity

NZ IFRS requires disclosure of total income and expenses recognized directly to equity which amounts to $523,920 (2006: $295,683).

ix) Impairment of long lived assets and non financial assets

In respect of impairment of assets, under Canadian GAAP, an impairment loss is not reversed if the fair value subsequently increases. For NZ IFRS, an impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable value. An impairment loss, on assets other than oil and gas properties, is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

x) Standards that have been early adopted

NZ IFRS 3: Business Combinations (Revised) is amended in a number of areas, the main items being; transaction costs in connection with a business combination being expensed when incurred; an acquirer recognizes contingent consideration at fair value at the acquisition date; the acquirer recognizes either the entire goodwill inherent in the acquiree, or only the portion of the total goodwill which corresponds to the proportionate interest acquired. NZ IFRS 3 provides revised definition of joint ventures. The revised definition has been applied by the Company.

xi) Standards, Amendments, and Interpretations to existing standards that are not yet effective and have not been early adopted by the Company

a.

Amendments to NZ IAS 1 – Presentation of Financial Statements is amended for differential reporting requirements which becomes mandatory in periods after January 1, 2009. This will have no impact on the Company’s financial statements.

b.

Amendments to NZ IFRS 4: Insurance Contracts: The scope of insurance activities and differential reporting concessions amends the scope of insurance activities and previous differential reporting exemptions have been removed from the standard. NZ IFRS 4, which becomes mandatory for the Company’s 2009 financial statements is not expected to have any impact on the Company’s financial statements.

c.

NZ IFRS 8: Operating Segments widens the scope from issuers to include entities that do not qualify for differential reporting concessions. NZ IFRS 8 becomes mandatory for the Company in preparing its 2009 financial statements. The Company has not yet determined the potential effect of the standard.

d.

NZ IAS 32 Financial Instruments: Presentation and NZ IAS 1: Presentation of Financial Statements relates to the classification as liabilities or equity of particular types of financial instruments that meet the definition of a financial liability but represent the residual interest in the net assets of the entity. NZ IAS 32 becomes mandatory for the Company in preparing its 2009 financial statements. The Company has not yet determined the potential effect of the standard.

e.

IFRIC 12: Service concession arrangements details principles on recognizing and measuring the obligations and related rights in service concession arrangements in the financial statements of operators. IFRIC 12, which becomes mandatory for the Company in preparing its 2009 financial statements and it is not expected to have any impact on the Company’s financial statements.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

f.

IFRIC 13: Customer Loyalty Programs states that the fair value of consideration received shall be allocated between the award credits and the other components of the sale. IFRIC 13 which becomes mandatory for the Company’s 2009 financial statements is not expected to have any impact on the Company’s financial statements.

g.

IFRIC 14: NZ IAS 19 The limit on a defined benefit asset, minimum funding requirements and their interaction addresses the effect of minimum funding requirements, economic benefit recognition, availability of benefits, and asset ceiling. IFRIC 14 which becomes mandatory for the Company in preparing its 2008 financial statements is not expected to have any impact on the Company’s financial statements.

c) Reconciliation of Canadian GAAP to NZ IFRS

The overall effect of these adjustments on the Company’s financial statements presented in Canadian GAAP is illustrated in the Balance Sheets and Income statements of the current year and comparative information is summarized below.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets as at December 31, 2007
(Expressed in United States Dollars)

	Canadian GAAP $	Adjustments $	NZ IFRS $

Assets
Current
Cash and cash equivalents	9,019,812		9,019,812
Accounts receivable	5,689,279		5,689,279
Restricted cash	3,000,000		3,000,000
Inventory	488,486		488,486
Prepaid expenses and deposits	805,527		805,527

	19,003,104	—	19,003,104

Non-current
Investments	100,822		100,822
Property and equipment (Note 26 b) vi))	41,609,165	(2,006,249)	39,602,916
Goodwill	2,018,969		2,018,969

Total Assets	62,732,060	(2,006,249)	60,725,811

Liabilities
Current
Current debt	18,650,000		18,650,000
Financial instruments	7,753,311		7,753,311
Accounts payable and accrued liabilities	11,226,465		11,226,465
Prepaid gas revenue	831,040		831,040
Asset retirement obligations	845,422		845,422
Net cash in advance	9,679,614		9,679,614

	48,985,852	—	48,985,852

Non-current
Deferred taxation provision (Note 26 b) iii))	3,994,013	(1,621,739)	2,372,274
Prepaid gas revenue	2,521,823		2,521,823
Asset retirement obligations (Note 26 b) ii))	1,237,668	(472,631)	765,037
Long term debt	9,282,806		9,282,806

Total Liabilities	66,022,162	(2,094,370)	63,927,792

Stockholders’ Equity
Common stock without par value unlimited number of shares authorized;
Issued and outstanding 32,416,142 (2006: 27,764,287) shares	55,913,721		55,913,721
Preferred shares (Note 26 b) iii))	480,838	(147,443)	333,395
Contributed surplus (Note 26 b) i))	1,876,279	(209,962)	1,666,317
Share purchase warrants reserve	1,540,762		1,540,762
Accumulated other comprehensive income	17,210		17,210
Accumulated deficit	(63,118,912)	445,526	(62,673,386)

Total Stockholders’ (Deficit)/Equity	(3,290,102)	88,121	(3,201,981)

Total Liabilities and Stockholders’ Equity	62,732,060	(2,006,249)	60,725,811

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets as at December 31, 2006
(Expressed in United States Dollars)

	Canadian GAAP $	Adjustments $	NZ IFRS $

Assets
Current
Cash and cash equivalents	7,144,943		7,144,943
Accounts receivable	1,418,071		1,418,071
Financial instruments	210,416		210,416
Inventory	475,280		475,280
Prepaid expenses and deposits	500,572		500,572
Held for sale asset (Note 26 b) vii))	—	235,353	235,353

	9,749,282	235,353	9,984,635

Non-current
Investments	136,528		136,528
Restricted cash	3,000,000		3,000,000
Held for sale asset (Note 26 b) vii))	235,353	(235,353)	—
Property and equipment (Note 26 b) vi))	20,853,539	(226,678)	20,626,861
Goodwill	2,018,969		2,018,969

Total Assets	35,993,671	(226,678)	35,766,993

Liabilities
Current
Current debt	6,266,944		6,266,944
Financial instruments	75,781		75,781
Accounts payable and accrued liabilities	3,839,736		3,839,736
Prepaid gas revenue	1,047,108		1,047,108

	11,229,569	—	11,229,569

Non-current
Financial instruments	590,320		590,320
Deferred taxation provision (Note 26 b) iii))	2,018,969		2,018,969
Prepaid gas revenue	2,330,660		2,330,660
Asset retirement obligations (Note 26 b) ii))	1,065,559	(426,239)	639,320
Long term debt	6,662,834		6,662,834

Total Liabilities	23,897,911	(426,239)	23,471,672

Stockholders’ Equity
Common stock without par value;
unlimited number of shares authorized;
Issued and outstanding 27,764,287 (2005: 22,666,453) shares	50,045,527		50,045,527
Contributed surplus (Note 26 b) i))	1,545,218	(238,047)	1,307,171
Share purchase warrants reserve	1,540,762		1,540,762
Accumulated other comprehensive income	52,916		52,916
Accumulated deficit	(41,088,663)	437,608	(40,651,055)

Total Stockholders’ Equity	12,095,760	199,561	12,295,321

Total Liabilities and Stockholders’ Equity	35,993,671	(226,678)	35,766,993

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets as at January 1, 2006
(Expressed in United States Dollars)

	Canadian GAAP $	Adjustments $	NZ IFRS $

Assets
Current
Cash and cash equivalents	15,339,906		15,339,906
Accounts receivable	746,165		746,165
Inventory	474,777		474,777
Prepaid expenses and deposits	217,910		217,910

	16,778,758	—	16,778,758

Non-current
Investments	83,612		83,612
Property and equipment	3,513,535	(11,990)	3,501,545

Total Assets	20,375,905	(11,990)	20,363,915

Liabilities
Current
Accounts payable and accrued liabilities	1,941,606		1,941,606

	1,941,606	—	1,941,606

Non-current
Prepaid gas revenue	1,255,796		1,255,796
Asset retirement obligations (Note 26 b) ii))	337,075	(18,432)	318,643

Total Liabilities	3,534,477	(18,432)	3,516,045

Stockholders’ Equity
Common stock without par value;
unlimited number of shares authorized;
Issued and outstanding 22,666,453 shares	43,499,296		43,499,296
Contributed surplus (Note 26 b) i))	1,023,967	(52,711)	971,256
Accumulated deficit	(27,681,835)	59,153	(27,622,682)

Total Stockholders’ Equity	16,841,428	6,442	16,847,870

Total Liabilities and Stockholders’ Equity	20,375,905	(11,990)	20,363,915

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Income Statement for the year ended December 31, 2007
(Expressed in United States Dollars)

	Canadian GAAP $	Adjustments $	NZ IFRS $

Production Income
Oil and gas sales	7,342,678		7,342,678
Net realised derivative loss	(1,030,926)		(1,030,926)
Royalties	(388,777)		(388,777)

Net Revenue	5,922,975		5,922,975

Expenses
General and administrative expense (Note 26 b)i),ii))	(7,101,911)	95,710	(7,006,201)
Foreign exchange loss (Note 26 b) ii), iii))	(581,228)	60,545	(520,683)
Unrealised derivative loss	(7,297,626)		(7,297,626)
Production costs	(2,968,000)		(2,968,000)
Depletion (Note 26 b) vi))	(4,378,105)		(4,378,105)
Operating leases/rental expense	(142,282)		(142,282)
Amortization	(129,555)		(129,555)
Interest expense (Note 26 b) ii))	(4,131,900)	(148,337)	(4,280,237)
Oil and gas exploration expenditure (Note 26 b) vi))	(3,228,674)		(3,228,674)

Total Expenses	(29,959,281)	7,918	(29,951,363)

Net loss for the year before other income	(24,036,306)	7,918	(24,028,388)
Other Income
Interest income	269,559		269,559
Joint venture operation recoveries	1,631,676		1,631,676
Other	104,822		104,822

Net loss for the year	(22,030,249)	7,918	(22,022,331)
Deficit, beginning of year	(41,088,663)	437,608	(40,651,055)

Deficit, end of year	(63,118,912)	445,526	(62,673,386)

Basic loss per share (Note 26 a))	($0.74)	$0.01	($0.73)

Diluted loss per share (Note 26 a))	($0.74)	$0.01	($0.73)

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Income Statement for the year ended December 31, 2006
(Expressed in United States Dollars)

	Canadian GAAP $	Adjustments $	NZ IFRS $

Production Income
Oil and gas sales	911,931		911,931
Royalties	(40,899)		(40,899)

Net Revenue	871,032		871,032

Expenses
General and administrative expense (Note 26 b)i),ii))	(4,072,555)	231,454	(3,841,101)
Foreign exchange loss (Note 26 b) ii))	(1,973,650)	619	(1,973,031)
Unrealised derivative loss	(455,685)		(455,685)
Production costs	(485,447)		(485,447)
Depletion (Note 26 b) vi))	(347,206)	4,368	(342,838)
Operating leases/rental expense	(103,526)		(103,526)
Amortization	(106,551)		(106,551)
Interest expense (Note 26 b) ii))	(42,204)	(59,870)	(102,074)
Oil and gas exploration expenditure (Note 26 b) vi))	(8,171,981)	201,884	(7,970,097)

Total Expenses	(15,758,805)	378,455	(15,380,350)

Net loss for the year before other income	(14,887,773)	378,455	(14,509,318)
Other Income
Interest income	437,279		437,279
Joint venture operation recoveries	1,043,666		1,043,666

Net loss for the year	(13,406,828)	378,455	(13,028,373)
Deficit, beginning of year	(27,681,835)	59,153	(27,622,682)

Deficit, end of year	(41,088,663)	437,608	(40,651,055)

Basic loss per share (Note 26 a))	($0.57)	$0.02	($0.55)

Diluted loss per share (Note 26 a))	($0.57)	$0.02	($0.55)

d)	Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. The indirect method is not permitted under NZ IFRS. The material adjustments which create reconciling differences between Canadian GAAP and NZ IFRS relate to methods of valuation and provision which are non cash adjustments, and hence do not have a material impact on the statement of cash flows. The operating cash flows calculated using the direct method are summarized in the table below:

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows - Direct Method
(Expressed in United States Dollars)

For the years to/ended	December 31, 2007 $	December 31, 2006 $

Operating Activities

Cash inflows
Oil and gas proceeds	2,704,905	441,369
Interest received	269,559	437,279
Joint venture operation activities	1,631,676	1,043,666
Net GST receipts	74,740	—

Cash outflows
Payments to suppliers and employees	(6,579,770)	(10,079,564)
Interest paid	(1,733,016)	—
Net GST payments	—	(51,813)

Net cash inflows/(outflows) for operating activities	(3,631,906)	(8,209,063)

e)       Employee Benefit Costs

Included in General and Administrative expenses are employee benefit costs. NZ IFRS requires these costs to be disclosed separately when not shown separately on the face of the income statement.

	2007 $	2006 $

Wages & Salaries	2,088,343	1,265,042
Share options granted to directors & employees	559,626	348,599
Other benefits	67,550	—

Total employee benefit costs	2,715,519	1,613,641

Average number of employees for the year	23	20

The total employee benefits provided to key management personnel and directors is summarized as follows:

		Short term benefits			Stock	Total	Total
Name	Position	Wages $	Fees $	Other $	Compensation $	2007 $	2006 $

David Newman	Director - Audit Committee Chair	—	44,916	—	12,666	57,582	49,124
Peter Hill	Director - Board Chair	—	38,373	—	36,414	74,787	67,869
Douglas Ellenor	Director	—	37,320	—	30,081	67,401	60,369
Peter Tapper	Director (former)	—	—	—	—	—	7,500
Bernhard Zinkhofer	Director	—	8,000	—	28,245	36,245	—
Ron Bertuzzi	Director	—	31,096	—	12,666	43,762	18,500
Richard Webber	CEO (former)	131,526	—	—	—	131,526	184,979
Thom Jewell	CEO	202,155	—	54,539	179,148	435,842	—
Derek Gardiner	CFO	99,852	—	1,532	57,802	159,186	—
David McKeogh	CFO (former)	—	72,027	—	—	72,027	—
Bruce McGregor	CFO (former)	33,615	—	—	—	33,615	131,905

Totals		467,148	231,732	56,071	357,022	1,111,973	520,246

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

f)       Audit & Assurance Fees

Included in the general and administrative expenses of the Company on the income statement are fees for audit assurance and tax services provided by KPMG, which are required to be disclosed separately for NZ IFRS. A summary of the types of services provided by the auditors KPMG is detailed below.

	2007 $	2006 $

Audit services	333,630	246,772
Tax services	165,322	31,833
Other assurance related services	18,301	17,395

Total Services	517,253	296,000

g)       Joint venture operations

NZ IFRS requires separate disclosure of significant investments in jointly controlled entities. The Company currently holds varying net interests equivalent to approximately 0.57 million acres of exploration and mining permits in New Zealand (gross 0.58 million acres) and 0.82 million acres of exploration and retention licences in Papua New Guinea (gross 2.03 million acres). The Company’s properties and the Company’s interests in the joint ventures operations related to them, as at December 31, 2007 are summarized as follows:

Country	Field/Prospect Name	Permit Number	Ownership Interest (%)		Gross Area (km2 (acres))	Exploration/ Development

New Zealand	Kahili	PMP 38153 *	85.00		5.99 (1,480)	Development

New Zealand	Cheal	PMP 38156-01 *	69.50		30.3 (7,487)	Development

New Zealand	Cardiff	PMP 38156-02 *	44.90	(1)		Development

New Zealand	Greater Cheal (Shallow)	PEP 38738-01 *	69.50		46.51 (11,493)	Exploration

New Zealand	Greater Cheal (Deep)	PEP 38738-02 *	44.90	(1)		Exploration

New Zealand	Supplejack,	PEP 38741	55		12.7	Exploration
	Ratanui, Waitoriki

New Zealand	Heaphy	PEP 38746 *	83.33		27.01 (6,674)	Exploration

New Zealand	Winchester	PEP 38748 *	66.66		32.01 (7,910)	Exploration

New Zealand	Supplejack South	PEP 38765	61.66		12.7	Exploration

New Zealand	D’Urville Island	PEP 38524 *	100.00		2187 (540,419)	Exploration

Papua New Guinea	Douglas	PPL 235	35.00		2910 (719,076)	Exploration

Papua New Guinea		PPL 261	50.00		4200 (1,037,841)	Exploration

Papua New Guinea	Stanley	PRL 4 *(2)	28.92		340 (84,016)	Retention

Papua New Guinea	Ketu, Elevala	PRL 5(2)	10.712		770 (190,271)	Retention

*	The Company is the operator of these permits.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

(1)

Due to the acquisition of International Resource Management Corporation Ltd in November 2007, the Company increased its percentage interest from 25.1% to 44.9% effective November 2007. The Company has entered into an agreement to purchase from another joint venture operations participant an additional 5.1% interest contingent upon completion by that party of the purchase of a further 15.1% interest in these permits. Accordingly the Company’s interest will increase by a further 5.1%, after report date.

(2)	After balance date, the Company assigned operatorship of PRL 4 and 5 to Horizon Oil Ltd, by agreement with the joint venture operation parties, with effect from March 17, 2008.

Permits PEP 38745 and PEP 38766 were surrendered during 2007, after an analysis of the Company’s prospects inventory and forward plans. PEPs 38765 and 38741 were surrendered after balance date in February 2008, after further assessment of the prospects, exploration risks and financial commitments required in each permit area.

Where its “ownership interest” in a property is less than 100%, this is because the Company holds its interests through a joint venture operation with one or more other industry participants. As can be seen from the table, substantially all of the Company’s exploration and development activities are conducted jointly with third parties under joint venture agreements. The terms of the joint venture agreements generally provide that the Company must bear it’s pro rata share of exploration and development costs and is entitled to that share of production income or proceeds of sale of the property. If a participant in a joint venture operation fails to pay its share of joint venture operations approved costs, it will be subject to dilution of its interest in the joint venture operation, and hence in the permit. In certain events the Company, like any other participant in the joint venture operations, can lose its entire interests in the joint venture operation (and hence in the property) for failure to pay its share of costs or for material breaches of the joint venture agreement.

h)	Disclosure of Parent Company Accounts

In accordance with the New Zealand Financial Reporting Act 1993, the Company is required to disclose separately a Statement of Financial Position, a Statement of Financial Performance, and a Statement of Cash Flows for the parent entity: Austral Pacific Energy Limited.

The parent company accounts were previously prepared under NZ Financial Reporting Standards (NZ FRS). The 2007 parent company accounts are prepared under NZ IFRS. The resulting impact on the comparative information is an adjustment to 2006 for stock based compensation expense previously recognized of $185,336, refer Note 26 b)i). This adjustment has impacted other balances accordingly.

The Statement of Financial Position, Statement of Financial Performance and Cash Flows are presented in compliance with NZ IFRS are as follows:

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

Parent Company Accounts - Balance Sheet (Expressed in United States Dollars)

AS AT DECEMBER 31	2007 $	2006 $

Current Assets
Accounts receivable	4,892	1,602

	4,892	1,602

Non-Current Assets
Investment in/Advance to subsidiaries	16,465,766	12,563,905

Total Assets	16,470,658	12,565,507

Current Liabilities
Accounts payable and accrued liabilities	557,952	270,186
Net Cash in Advance	9,679,614	—

	10,237,566	270,186
Non-Current Liabilities
Deferred tax provision	152,267	—
Long term debt	9,282,806	—

Total Liabilities	19,672,639	270,186

Stockholders Equity
Common stock without par value unlimited number of shares authorized; Issued and outstanding 32,416,142 (2006: 27,764,287) shares	55,913,721	50,045,527
Preferred shares	333,395	—
Contributed surplus	1,666,317	1,307,171
Share purchase warrants reserve	1,540,762	1,540,762
Accumulated deficit	(62,656,176)	(40,598,139)

Total Stockholders Equity	(3,201,981)	12,295,321

Total Libilities and Stockholders’ Equity	16,470,658	12,565,507

Parent Company Accounts - Income Statement (Expressed in United States Dollars)

AS AT DECEMBER 31	2007 $	2006 $

Expenses
General and administrative	1,690,541	1,182,816
Foreign exchange loss	120,811	29,495
Interest expense	288,242	—
Impairment of investment in and advances to subsidiaries	19,958,443	11,764,126

Total Expenses	22,058,037	12,976,437

Other Income
Interest income	—	980

Net gain/(loss) for the year	(22,058,037)	(12,975,457)

Deficit, beginning of the year	(40,598,139)	(27,622,682)

Deficit, end of year	(62,656,176)	(40,598,139)

Basic loss per share	(0.74)	(0.57)

Diluted loss per share	(0.74)	(0.57)

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

Parent Company Accounts - Statement of Cash Flows (Expressed in United States Dollars)

For the years ended December 31,	2007 $	2006 $

Net Cash from/(used in) Operating Activities
Cash provided from/(used in):
Interest income received	—	980
Net Cash from/(used in) Investing Activities
Cash provided from/(used in):
Payment to suppliers	(1,419,157)	(790,990)
Advances to subsidiaries	(21,366,077)	(5,939,853)
Net Cash from(used in) Financing Activities
Proceeds from issue of shares	3,407,996	6,533,547
Preferred shares issued	9,697,624	—
Cash received in advance from private placement	9,679,614	—

Total movement in cash balances	—	(196,316)

Cash balances at beginning of year	—	196,316

Cash balances	—	—

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C O R P O R A T E   I N F O R M A T I O N

DIRECTORS

PETER HILL, PH.D.

Chairman

Boston, MA, USA

RONALD BERTUZZI, B.A. ECON.

Vancouver, B.C., Canada

DOUGLAS ELLENOR, PH.D.

Surrey, B.C., Canada

PETER HAZLEDINE, B.SC. (HONS)

Wellington, New Zealand

THOMPSON JEWELL, B.SC

DAVID NEWMAN, CA

Paraparaumu, New Zealand

BERNHARD ZINKHOFER, LLB

Richmond, B.C., Canada

MANAGEMENT

THOMPSON JEWELL, B.SC

Chief Executive Officer

DEREK GARDINER, CA

Chief Financial Officer

CHRISTOPHER MCKEOWN, PH.D.

Cheal Asset Manager

JOSEPH JOHNSTON, B.SC (HONS), M.ENG

Petroleum Engineering Manager

CAREY MILLS, M.SC (HONS)

Exploration Manager

DAVID PAY, LLB, B.A. ECON

Head Legal Counsel

JEANETTE WATSON, B.SC, LLB

Company Secretary

WARREN PLAYER, B.SC, DIP (ENG GEOL)

Manager, JV & Government Relations

BANKER

ASB Bank

Welllington, New Zealand

LEGAL COUNSEL

Lang Michener LLP

Vancouver, B.C., Canada

Simpson Grierson

Wellington, New Zealand

Posman Kua Aisi

Port Moresby, PNG

AUDITORS

KPMG

Wellington, New Zealand

REGISTRARS AND TRANSFER AGENTS

Computershare Investor Services Limited

Vancouver, B.C., Canada

and

Auckland, New Zealand

The corporate governance rules required to be met by the Company by the rules of the Canadian provincial securities commissions and the Toronto Stock Exchange – Venture Exchange (TSX-V), may materially differ from NZX’s corporate governance rules and its principles the Corporate Governance Best Practice Code. Further information on the corporate governance and principles of the TSX-V is set out in the TSX Company Manual and available at www.tsx.com/en/listings/TSX_Issuer_Resources. The applicable regulations, as imposed by the Canadian provincial securities commissions, are available from www.albertasecurities.com. Also see the Company’s Management Proxy Circular (to be mailed to all shareholders in relation to the Company’s Annual General Meeting) for disclosure of corporate governance practices adhered to by the Company, and, for disclosure of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies, see the Company’s website (www.austral-pacific.com).

CORPORATE OFFICES

Level 3, 40 Johnston Street

P O Box 5337, Lambton Quay

Wellington 6145, New Zealand

mail@austral-pacific.com

SUBSIDIARIES

Source Rock Holdings Limited

Austral Pacific Energy (NZ) Limited

Hebe Energy Limited

Matai Energy Limited

Millennium Oil & Gas Limited

Puka Energy Limited

Rata Energy Limited

Titoki Energy Limited

Totara Energy Limited

Austral Pacific Energy (PNG) Limited

SHARE LISTINGS

TSX-V (Trading symbol: APX)

AMEX (Trading symbol: AEN)

Wellington, New Zealand

NZSX (Trading symbol: APX)

Level 3, 40 Johnston Street
P O Box 5337, Lambton Quay
Wellington 6145, New Zealand
mail@austral-pacific.com

Mailing Address:

P.O. Box 5337
Lambton Quay
Wellington 6145
New Zealand

Tel: +64 (4) 495-0888
Fax: +64 (4) 495-0889
Email: mail@austral-pacific.com